Exhibit 99.8

LEADING THE WAY » ANNUAL REPORT 2010

How do you become a Leader?

In fiscal 2010, Just Energy showed why it continues to be the leading company in its industry. We have –

Revitalized

the independent sales force resulting in the aggregation of a record 505,000 customers in the United States and Canada

Integrated

Universal Energy with its 430,000 customers, saving more than $10 million in annual combined general and administrative (“G&A”) costs

Expanded

into new markets and new sales channels

Became

one of the largest competitive retailers of green energy in North America

Embraced

innovative new products

Delivered

on our commitments to customers and investors

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers green products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters. NHS began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

2010 HIGHLIGHTS

Customer base reached 2,293,000 residential customer equivalents (“RCEs”), up 28% year over year. Gross additions through marketing (excluding acquired customers) were 505,000, up 36% from 372,000 in fiscal 2009, and up 61% from 313,000 in fiscal 2008.

Net customer additions through marketing were 73,000 for the year, up from 57,000 last year. The continued weak U.S. economy resulted in U.S. natural gas attrition of 30%, far higher than the Fund’s target of 20%.

Sales (seasonally adjusted) up 24% to $2.3 billion. Gross margin (seasonally adjusted) of $425.9 million, up 35% year over year (16% per unit).

Distributable cash after gross margin replacement of $230.0 million ($1.78 per unit), up 18% year over year (2% per unit). Distributable cash after all marketing of $197.0 million, up 16%.

Continued success of JustGreen, with 39% of new customers taking an average of 81% green supply under the program.

Acquired Hudson Energy Services, a New York-based natural gas and electricity marketer to commercial customers with approximately 680,000 customers in four states effective May 1, 2010. The acquisition was funded through the issuance of $330 million 6% convertible debentures.

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MESSAGE FROM THE EXECUTIVE CHAIR

Dear fellow Unitholders:

It is with great pride that we report our results for the year ended March 31, 2010. For the ninth consecutive annual report, Just Energy has generated growing distributable cash and distributions to our Unitholders. Our theme this year is Leadership, a goal Just Energy pursues in every market we enter.

The year had a number of highlights. The acquisition of Universal Energy Group was the largest in the history of Just Energy. Universal had been our most aggressive competitor in our key markets and was the prime alternative for prospective sales contractors. Universal also had a start-up water heater sales and rental business and a new ethanol business.

When we made the acquisition, we said it would be accretive to Unitholders and it is accretive. We said we would reduce our combined general and administrative cost base by $10 million per year through the elimination of overlap expenses. We have reduced costs by more than $10 million.

We said we would bring production at the ethanol plant toward full capacity, up from 60%. The plant now is operating at over 73% of total production capacity with further improvements to come. We said the water heater business would be a profitable new product line. Now self-financing, National Home Services is well on its way to being a $100 million business.

Having transitioned the sales forces of Universal and Just Energy into a single team, we have looked to build our commercial business to match our residential core. The recently announced acquisition of Hudson Energy Services does exactly that. Hudson specialized in the aggregation of commercial customers through the broker sales channel in four U.S. states, a marketing channel not utilized much by Just Energy. Hudson grew rapidly building a base of 680,000 customers, 85% of which are commercial.

Hudson brings advanced systems and a strong broker network, which will enable the Just Energy sales force to improve its penetration of commercial customers in Canada as well as in new U.S. markets, which will be ready for entry in fiscal 2011 and beyond. With the acquisition, we have established ourselves as leaders both in residential and commercial marketing in every jurisdiction in which we operate.

Not only does Hudson bring strategic value and customers, but with the US$304 million price we paid, the acquisition will be immediately accretive to Unitholders.

EXPANDED COMMERCIAL CUSTOMER BASE

(thousands of total customers)	Just Energy	Hudson
Canada – Commercial	581
Canada – Residential	913
U.S. – Commercial	192	590
U.S. – Residential	607	90

Total	2,293	680

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WHAT WE PROMISED FOR FISCAL 2010	WHAT WE DELIVERED IN FISCAL 2010

A larger, stronger sales force	Added a record 505,000 new customers

Increase per unit seasonally adjusted	Increased per unit seasonally adjusted
gross margin and distributable cash after gross	gross margin by 16% and distributable cash
margin replacement by 5% to 10%	after gross margin replacement by 2%

Combine operations with Universal and	Smooth amalgamation of Universal’s
generate $10 million in annual general	480,000 customer base with annual
and administrative (“G&A”) savings	G&A savings in excess of $10 million

Increase penetration of the	Acquired Hudson Energy Services effective
commercial market	May 1, 2010 and its 680,000 customers,
85% of which are commercial

Conversion to a corporation

As you are aware, Unitholders will be asked to approve the conversion of Just Energy from an income trust to a high-dividend-paying corporation at the Fund’s Annual and Special Meeting of Unitholders scheduled for June 29, 2010.

This is a major step forward for Just Energy. We have advised our Unitholders of our intention to convert to a corporate structure for several quarters and stated that we hoped to be able to do so without the need to reduce the pre-tax monthly cash payout whether it is in the current form of distribution or the future form of monthly dividends. I am pleased to say we should be able to do so.

Upon completion of the reorganization, the Board intends to implement a dividend policy where monthly dividends will be initially set at $0.1033 per share ($1.24 annually), equal to the current distributions paid to Just Energy Unitholders.

In anticipation of the need for conversion, the Fund has not increased its rate of distribution since early 2008, despite substantial growth in its business. The decision not to continue distribution increases and the continued growth of Just Energy have given your Fund the flexibility to pay a dividend equal to the current monthly distributions following the reorganization.

As I write this letter, our unit price fails to reflect Just Energy’s real value. While our Unitholders have received predictable and growing distributions throughout the history of your Fund, the unit price has seldom reflected the growth and income inherent in Just Energy. It is my hope that the conversion from an income trust to a high-yielding corporation will result in a broader potential investor base and more careful scrutiny of the value of Just Energy.

In the past year, we paid out over $187 million in distributions. At the same time, we continued to build long-term value. The future value of our contracted margins contained within our customer book grew by 18% year over year to $1.2 billion, despite a sharp decline in the U.S. dollar, and the resulting reduction in the value of our fast-growing U.S. customer book. Consistent with our track record, Just Energy has again paid out a substantial yield and, again, built value in our business.

This value should be recognized by equity investors, and the conversion of your Fund should be the catalyst for a fairer valuation of your unit/share interests.

Thank you for your support.

Yours truly,

(signed)

Rebecca MacDonald

Executive Chair

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MESSAGE FROM THE CEO

Dear fellow Unitholders:

As Rebecca MacDonald has noted, fiscal 2010 was a year in which Just Energy proved yet again, that regardless of economic conditions, weather or currency movements, your Fund will deliver growth and predictable income year in and year out.

The most important factor in our success was the rejuvenation of our sales force. As noted in past messages, a tight labour market had seen our force of independent contractors fall to a low of 400 from almost 580 in 2008. We have renewed our efforts in recruiting and have successfully amalgamated the Universal sales force with ours, leading to a year-end contractor count of over 1,100, an increase from 800 at the start of fiscal 2010.

The result was a record 505,000 customer additions through our independent sales contractors, up 36% from fiscal 2009 and 61% from fiscal 2008. The chart on the following page shows how Just Energy has turned around its marketing.

While adding customers is a vital aspect of our business, retaining existing customers is every bit as important. Fiscal 2010 was very challenging for the Fund. Weak economic conditions were in place throughout the year in our key northern U.S. markets. Levels of home foreclosures remained at record levels, and we chose to return many customers to utility system supply because they were unable to pay their utility bills, often because of lost employment. The result was a 30% attrition rate for our U.S. gas customer base, far above our target of 20%.

Along with our growth in customer aggregation, came growth in our sale of JustGreen electricity and gas products. A total of 39% of our new customers elected green supply for an average of 81% of their commodity consumption. While JustGreen remains a small portion of our overall book, it is more than doubling each year. JustGreen contracts are significantly more profitable than “brown” contracts and reflect the strong desire of consumers to do their part to support renewable generation.

Here are some other examples of what our team delivered in fiscal 2010:

• Increased margin per new customer.

Our fiscal 2010 new customer margin averaged $208 per year. That is an increase of 11% over the fiscal 2009 margin of $187 per year and 22% over the fiscal 2008 margin of $171 per year. Driving this improvement was the tremendous success and acceptance of our JustGreen products.

• Managed bad debt expense.

With the recession taking its toll on customers in those markets where we bear credit risk, our bad debt losses crept up above our 2% to 3% target in the third quarter of fiscal 2010. I am happy to report that careful screening of our existing customer base and prudent review of potential new customers have brought losses back down to an average of 2.8% for the year.

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• Built a substantial water heater business.

Just Energy purchased a newly founded, yet successful, water heater sale and rental business called National Home Services (“NHS”). While still in its early stages, we have gone from an installed base of 1,700 water heaters at year-end last year to 77,000 installed at the end of fiscal 2010. Combined with a non-recourse financing program entered in January, NHS is a self-funding second-growth engine for Just Energy. We believe tremendous value is being built in this business.

Despite these positive outcomes, our distributable cash after gross margin replacement growth at 2% per unit was not at the level we expected. While this growth comfortably supported our $1.24 annual distribution, it was below our initial growth expectations. The lower distributable cash growth resulted from a combination of economy-driven high attrition, a record warm winter, start-up costs at NHS and Terra Grain Fuels, taxes paid in the U.S. and for Universal entities, as well as the decline of the U.S. dollar.

As we approach fiscal 2011, our last year as an income trust, we are at a key point in the history of Just Energy. We have built a solid base in the U.S. and expect sales and cash flow from that market will exceed the Canadian market next year. Our sound base and diverse footprint has allowed us to smoothly integrate Universal. The same is expected with Hudson Energy. We expect other opportunities to add customers will be available in years to come.

What Just Energy will deliver in fiscal 2011

The acquisition of Hudson is the largest yet taken on by Just Energy. It is too early to say what the exact impact will be in the first year of joint operation, but we are confident that the result will be accretion both in the first and subsequent years as we accelerate our growth in the commercial market.

Overall, we are confident that 5% to 10% growth in distributable cash after margin replacement on a fully diluted basis is a reasonable expectation for the coming year. As always, Just Energy remains a growth company.

I look forward to seeing as many of you as possible at our Annual Meeting on June 29, 2010.

Yours truly,

(signed)

Ken Hartwick

Chief Executive Officer

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BEING A LEADER

Since its inception in 1997, Just Energy has built itself into a multi-billion dollar company and emerged as a leader in the deregulated utility services market.

Deregulation opened natural gas and electricity markets and as competitors have come and gone, Just Energy has prospered and grown. We have regularly expanded into new markets, increased our customer base, improved gross margins, built up our sales force and added new product lines – while providing our investors with stable and growing returns. Today, we are the dominant energy supplier in every region in which we compete. We are one of the largest competitive retailers of green energy in North America. We have consolidated Universal Energy as an accretive acquisition and have just completed a second purchase, Hudson Energy Services. We are poised for accelerated growth.

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GENERATING GROWTH

Strong operating performance

We have always considered Just Energy a unique growth company and have the track record to prove it. Consistent expansion has been achieved by building our customer base and making strategic acquisitions.

In 2010, we added a record 505,000 new customers, a 36% increase over the number added through marketing in fiscal 2009. A further 430,000 customers came through the Universal acquisition bringing our net customer increase to 28% year over year. Customer additions remain at record levels and we are looking at further geographic expansion in fiscal 2011.

Strong sales performance in the year was in part offset by continued high attrition in the U.S., where the number of home foreclosures and customers who could no longer pay their utility bills remained at unprecedented levels. Higher than targeted attrition has reduced what would have been otherwise strong customer growth for the year.

Seasonally adjusted gross margin increased by 35% (16% per unit), with an 11% increase in average margin per new customer over fiscal 2009 and a 22% increase over fiscal 2008. This was largely due to growing sales of our profitable JustGreen electricity and gas products.

Distributable cash after gross margin replacement was up 18% (2% per unit) due to our continued growth, offset by higher taxes, a record warm winter reducing gas consumption, start-up costs at National Home Services (“NHS”) and Terra Grain Fuels (“TGF”) as well as the decline of the U.S. dollar.

Stable investor returns

In fiscal 2010, Just Energy proved once again to be a resilient engine of growth and income despite weak economic conditions. We declared a Special Distribution of $0.20 per unit, over and above our regular $0.1033 monthly distribution. We also announced our intent to maintain our current annual payout of $1.24 per unit as a dividend following conversion of the income fund to a corporation in fiscal 2011. Just Energy is one of the very few trusts in a position to do so.

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BECOMING GREENER

Leading green retailer

Just Energy has become one of the largest competitive retailers of green electricity in North America, selling more than 564,000 megawatt hours (“MWh”) in fiscal 2010 alone. To date, our JustGreen carbon offset program offset more than 136,000 tonnes of carbon emissions.

While our green energy customers are still a small proportion of our overall customer base, JustGreen products make up the fastest-growing segment of our business. JustGreen electricity delivered volumes rose 250% over 2009 and JustGreen gas delivered volumes were up 285%. For the year, 39% of new customers elected green supply, taking on average 81% of their consumption through JustGreen products.

JustGreen products drive environmentally responsible energy consumption. The electricity product gives customers the option to have all or a portion of their electricity sourced from renewable sources such as wind, run of the river hydro or biomass. With the gas product, customers can purchase carbon offset credits to reduce or eliminate their carbon footprint.

For Just Energy, the JustGreen product line helps build strong relationships with customers who have willingly paid a premium for their commodity to benefit the environment. JustGreen also generates higher per customer margins. As well, it opens new doors, allowing our agents to approach homes and businesses that would not otherwise purchase from a door-to-door salesperson.

Green supply

Quality supplier relationships are critical to the success of our green energy business. In fiscal 2010, we signed a five-year agreement with Iberdrola Renewables, a world leader in wind power development, to purchase wind power produced by state-of-the-art wind farms in New York. We also established a partnership with Integrated Gas Recovery Services (“IGRS”) to offer consumers in Ontario another way to reduce their carbon footprint by applying verified emission offsets from the IGRS landfill gas collection project. Just Energy will buy 50,000 metric tonnes of emissions offset per year through 2013 from the IGRS landfill.

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Water heater sales and rentals

Just Energy aims to be the leader in bringing innovative energy options to the market. In addition to green energy products, we recently added energy-efficient home products and services, offered by our National Home Services division in Ontario.

National Home Services specializes in leasing high-efficiency natural gas water heaters. By renting a water heater, customers get a new water heater that is usually more energy efficient than their existing unit and they pay one monthly charge for rental and service. Similar to our core electricity and natural gas offerings, the water heater program offers peace of mind and superior service.

A growing part of the business is in tankless water heaters which save energy and reduce costs by heating water only when it is needed. Unlike a traditional tank-style heater, when the demand for water ceases, the unit shuts down and uses no energy. Tankless heaters have been the standard in Europe and Asia for decades and are becoming more common in North America with rising consumer interest in energy conservation. In addition, National Home Services recently began offering the rental of air conditioners and furnaces to Ontario residents.

Promising start

Just Energy’s water heater business was launched in fiscal 2009. By year-end 2010, we had already installed 77,000 units, bolstered by the addition of Universal’s water heater business and sales force. While Canadian sales of our core electricity and natural gas products were slow for the year, independent contractors were redeployed into the National Home Services division.

Recognizing National Home Services as a stable and profitable long-term addition to our product portfolio, we entered into a long-term financing agreement with Home Trust Company in fiscal 2010. The agreement positions the business for rapid growth, as a self-financing, freestanding unit.

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EXPANDING REACH

Revitalized sales force

Maintaining and growing quality sales and customer service people is key to the long-term growth of the company.

Our team of independent sales contractors has proven that door to door remains at the core of signing up customers. Our sales people educate consumers on the benefits of energy deregulation, inform them of the various energy options available to them, and ensure that they understand and feel good about what they are buying from us. Over the past three years, we increased the number of sales agents from a low of 400 in 2008 to more than 1,100 today. We also invested heavily in training, supporting and rewarding our independent contractors.

In fiscal 2010, we expanded our customer service operations, adding over 100 people and opening a new call centre in Texas, our fastest-growing market. In addition to supporting new customers as they transition to Just Energy, customer service representatives meet ongoing customer needs and promote contract renewals. Approximately one-fifth of our customers are up for renewal every year. Faced with challenging economic conditions, we stepped up our efforts to promote renewals in fiscal 2010, increasing the number of agents making outbound customer calls and providing innovative renewal options in light of high five-year prices.

Momentis

In fiscal 2010, Just Energy took the important step of establishing Momentis. We believe that this vital, dynamic business channel is well suited for our industry.

Under the network marketing model, Momentis’ independent representatives earn an initial commission for enrolling customers with Just Energy and recurring monthly income for customers who continue to use our products and services. Representatives can earn additional money for mentoring others, and through building and leading a team.

Management believes that Momentis will be a key new marketing channel which will not overlap our existing efforts. While it will take time to build, our network marketing team is going to be a valued engine for growth in the future.

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CAPITALIZING ON OPPORTUNITY

Commercial offering

Recognizing the growth potential of the commercial market, Just Energy has made a push in this area in the past few years. We focus on select small and mid-sized businesses who appreciate the ability to budget easily and plan their future cash flow.

We offer these businesses competitive pricing options, the potential for savings when market prices rise above their contracted price, and flexible terms so that they can choose the short-or long-term contract that best meets their needs. We have also introduced a blend and extend option. If Just Energy’s prices fall below a customer’s current contracted rate, the customer can blend the current contract rate with the new, lower rate and extend it out for a longer term, to take advantage of temporary reductions in the market price.

COMMERCIAL CUSTOMER BASE

AS OF MARCH 31, 2010

773,000

Hudson Energy Services acquisition

Subsequent to year-end, we acquired Hudson Energy Services as a means of accelerating Just Energy’s growth in the small to mid-size commercial market segment.

Hudson operates in New York, New Jersey, Illinois and Texas, and is a leader in sales to small and mid-size commercial customers. The company is a strong strategic fit, and will bring Just Energy a new segment of the U.S. commercial market that we do not currently serve – that is, customers who do not typically purchase energy contracts through direct sales, but rather through the independent broker marketing channel. Hudson also brings leading-edge technology that will enable more efficient selling to commercial customers through both direct sales and the broker channel.

Hudson has had compound customer growth of 47% per year since 2004. With 680,000 RCEs, Hudson almost doubles Just Energy’s commercial customer base and brings total customers close to three million. Just Energy surpassed one million customers in fiscal 2006 and two million in fiscal 2010.

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YOUR FUND’S GOVERNANCE

Officers (from left to right): Darren Pritchett, Executive Vice President, Consumer Sales; Ken Hartwick, Chief Executive Officer and President; Rebecca MacDonald, Executive Chair; Scott Gahn, President of Just Energy Group and Chief Operating Officer and Executive Vice President of Just Energy Corp., Beth Summers, Chief Financial Officer; and Gord Potter, Executive Vice President, Regulatory and Legal.

OFFICERS

Rebecca MacDonald

Executive Chair

Rebecca MacDonald was a founder of Just Energy (formerly Energy Savings) and has held the position of Chair of the Board since 2001 (“IPO”) and Executive Chair since 2006. From the Fund’s IPO in 2001 to March 2005, Ms. MacDonald also held the position of Chief Executive Officer.

Ken Hartwick, C.A.

Chief Executive Officer and President

Ken Hartwick joined the company in April 2004 as Chief Financial Officer, was promoted to President in 2006 and assumed the additional position of Chief Executive Officer in June 2008. Prior to this, Mr. Hartwick was Chief Financial Officer of Hydro One Inc.

Beth Summers, C.A.

Chief Financial Officer

Beth Summers joined Just Energy in February 2009 as Chief Financial Officer. Prior to this, Ms. Summers was Executive Vice President and Chief Financial Officer of Hydro One Inc.

Scott Gahn

President of Just Energy Group and Chief Operating Officer and Executive Vice President of Just Energy Corp.

Scott Gahn was appointed to his current role in April 2010, and prior to this, held the position of Executive Vice President and Chief Operating Officer of Just Energy as well as Executive Vice President of U.S. Energy Savings. Prior to this, Mr. Gahn was Chief Executive Officer of Just Energy Texas LP.

Darren Pritchett

Executive Vice President, Consumer Sales

Darren Pritchett joined Just Energy as Executive Vice President, Consumer Sales, in April 2008. Prior to this, Mr. Pritchett ran a successful direct marketing organization, contracted by Just Energy.

Gord Potter

Executive Vice President, Regulatory and Legal

Gord Potter joined the Company in June 2003 and currently holds the position of Executive Vice President, Regulatory and Legal. Prior to this, Mr. Potter held the positions of Director, Vice President and Senior Vice President within the Regulatory department within the time period of June 2003 to April 2009. Before joining Just Energy, Mr. Potter was Director, Utility Relations, at Direct Energy Marketing Limited.

12    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

As an income fund and as an energy price protection company, Just Energy is committed to providing stability and peace of mind. To reach these goals –and remain worthy of the confidence of our Unitholders – we have established an active Board to guide our operations and make sure that they are transparent to investors. Our corporate governance meets the recommended standards established by the Canadian Securities Administrators.

We ensure transparency by clearly communicating our targets for growing our business, describing in detail how we intend to meet these goals and then reporting on our performance against the targets with equal clarity. Similarly, we build trust by ensuring that management’s interests are aligned with those of Unitholders. To make sure that management acts in the best interests of Unitholders, we mandate high unit ownership for all senior managers and align bonuses with strict performance measurements determined by our Board. Our unit compensation consists of fully paid unit appreciation rights, which are paid for by employees out of what would have been cash compensation.

Your Board of Directors is made up of the Executive Chair, the Chief Executive Officer and President and seven outside directors and is monitored by our lead independent director and Vice Chair, Hugh Segal. The Board committees are composed of external directors only.

Additional details of our governance can be found in the Just Energy 2010 Management Information Circular.

OUTSIDE DIRECTORS

Senator Hugh D. Segal

Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queen’s University

The Honourable Hugh Segal was appointed to the Senate of Canada in August 2005 and is a Senior Research Fellow at McMillan LLP, a director of SNC Lavalin Inc., Sun Life Financial Inc. and a member of the Atlantic Council. He serves as Lead Director and Vice Chairman and has been a director of Just Energy since 2001.

John A. Brussa

Partner, Burnet, Duckworth & Palmer LLP

John Brussa is a Partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer, specializing in the area of energy and taxation. Mr. Brussa has been a director of Just Energy since 2001. He is also a director of a number of energy and energy-related corporations and income funds.

Ambassador Gordon D. Giffin

Senior Partner, McKenna Long & Aldridge LLP

The Honourable Gordon Giffin is a Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm of McKenna Long & Aldridge. He has been a director of Just Energy since 2006. From 1997 to April 2001, Mr. Giffin served as United States Ambassador to Canada.

Senator Michael J.L. Kirby

Corporate Director

The Honourable Michael Kirby is a corporate director and Chairman of The Mental Health Commission of Canada. Mr. Kirby was a member of the Senate of Canada from 1984 to 2006. From 1999 to 2006, Mr. Kirby was Chair of the Standing Committee on Social Affairs, Science and Technology. Mr. Kirby has been a director of Just Energy since 2001.

The Honourable R. Roy McMurtry, Q.C.

Counsel, Gowling Lafleur Henderson LLP

The Honourable R. Roy McMurtry currently serves as counsel to the national law firm of Gowling Lafleur Henderson LLP. Mr. McMurtry has been a director of Just Energy since 2007. From February 1996 until May 2007, Mr. McMurtry was the Chief Justice of Ontario.

Brian R.D. Smith

Federal Chief Treaty Negotiator and Energy Consultant

Brian Smith is the Federal Chief Treaty Negotiator and Energy Consultant associated with the law firm of Gowling Lafleur Henderson LLP. Prior to this, Mr. Smith was the Chair of British Columbia Hydro, a position he held from 1996 to June 2001. Mr. Smith has been a director of Just Energy since 2001.

B. Bruce Gibson

Principal, Ryan Inc.

Bruce Gibson was appointed a director of Just Energy effective January 1, 2010. Mr. Gibson currently serves as a Principal of Ryan Inc. and Practice Leader for Ryan, Public Affairs. Previously, Mr. Gibson served as Chief of Staff of the Lieutenant Governor of Texas as well as Senior Vice President of Reliant Energy. He was also a member of Texas’ House of Representatives (1981–1991).

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MD&A AT-A-GLANCE

This MD&A at-a-glance highlights some of the most significant information found in the management’s discussion and analysis, which follows on page 17. It is not intended to provide a complete summary of Just Energy’s strategies, business environment or performance.

HIGHLIGHTS

Added a record 505,000 new customers, a 36% increase over the number added through marketing in fiscal 2009

Integrated Universal Energy with its more than 430,000 customers, saving more than $10 million in annual combined general and administrative costs

Increased seasonally adjusted gross margin by 35% (16% per unit), with an 11% increase in average margin per new customer over fiscal 2009

Of all new customers contracted in the year, 39% took JustGreen for some or all of their energy needs, electing on average to purchase 81% of their consumption as green supply

Grew the number of installed water heaters from 1,700 at fiscal year-end 2009 to 77,000 at year-end 2010

Subsequent to year-end, acquired Hudson Energy Services and its 680,000 customers, 85% of which are commercial

Customer aggregation Long-term customers

	April 1, 2009	Additions	Acquired	Attrition	Failed to renew	March 31, 2010	% increase (decrease)
Natural gas
Canada	743,000	46,000	93,000	(81,000)	(67,000)	734,000	(1)%
United States	235,000	171,000	120,000	(110,000)	(8,000)	408,000	74%

Total gas	978,000	217,000	213,000	(191,000)	(75,000)	1,142,000	17%

Electricity
Canada	578,000	72,000	215,000	(94,000)	(11,000)	760,000	31%
United States	234,000	216,000	2,000	(52,000)	(9,000)	391,000	67%

Total electricity	812,000	288,000	217,000	(146,000)	(20,000)	1,151,000	42%

Combined	1,790,000	505,000	430,000	(337,000)	(95,000)	2,293,000	28%

Gross customer additions through marketing for the year were 505,000, up 36% from the 372,000 customers (excluding 46,000 acquired customers) added in fiscal 2009. Total net customer additions for the year ended March 31, 2010, were 503,000, up from the 103,000 net customer additions of the previous year. Record additions through marketing were offset by the continuing effects of the weak U.S. economy resulting in high customer attrition.

Customer margins

During fiscal 2010, we continued to see the positive impact of ongoing efforts to maintain strong margin per customer during challenging marketing periods. This table depicts the higher margins realized on customers signed in the year.

Annual gross margin per customer[1]	Fiscal 2010	Annual target fiscal 2010
Customers added in the year
Canada – gas	$175	$170
Canada – electricity	136	143
United States – gas	208	170
United States – electricity	229	143

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

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New customer margins averaged $208 per year, a 7% increase over the fiscal 2009 margin of $187 per year.

Distributable cash growth of 2% per unit reflects margin growth, offset by higher taxes, a record warm winter, start-up costs at National Home Services and Terra Grain Fuels, and the decline of the U.S. dollar.

Just Energy intends to continue its geographic expansion into new markets in the U.S. through organic growth and focused acquisitions. In addition, Just Energy is pursuing alternative sales channels to enhance growth in customer additions.

Attrition rates

Natural gas
Canada	10%
United States	30%

Electricity
Canada	13%
United States	16%

Natural gas attrition in Canada was 10% for the year, in line with management’s target. In the U.S., gas attrition was 30%, above management’s annual target of 20%, due to high home foreclosure rates and the necessary aggressive customer cut-off or forced return to default services policies utilized by Just Energy.

Electricity attrition in Canada for the year was 13%, above management’s 10% target. Higher than targeted attrition was a function of the clean-up of the acquired Universal book of customers which resulted in a stronger, higher-margin book of customers going forward. Electricity attrition in the U.S. was 16%, below the 20% target.

Renewal rates

Renewals for Canadian gas customers were 61%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customers renewed in fiscal 2010, 16% were renewed for a one-year term. Canadian gas was the only market in which renewals lagged the 2010 target of 70%. This was a result of the high spread between the Just Energy five-year price and the utility spot price.

The electricity renewal rate for Canadian customers was 73%. In the Ontario electricity market, there is no opportunity to renew a residential or small volume customer for a one-year term should the customer fail to positively renew or terminate his or her contract. There has been solid take-up of JustGreen products within Canadian electricity renewals leading to higher-than-target renewal rates.

Outlook

Management believes that Just Energy will again grow its key operating measures during fiscal 2011. Growth expectations are predicated on some recovery in the U.S. economy, although not to pre-recession levels. The addition of Hudson Energy Services, which closed on May 7, 2010, will be accretive to Just Energy’s growth on a fully diluted per unit basis, although this growth will be offset to a degree by one-time transition costs. Distributable cash after gross margin replacement on a fully diluted basis is expected to grow by approximately 5% to 10%, including the acquisition of Hudson.

Although currently a small component of the overall customer book, continued strong sales of JustGreen products will improve the economics of Just Energy as green customers generate higher per customer margins than past five-year fixed-rate customers.

Just Energy intends to continue its geographic expansion into new markets in the U.S. through organic growth and focused acquisitions. In addition, Just Energy is pursuing alternative sales channels to enhance growth in customer additions.

Just Energy Income Fund has announced plans to reorganize its income trust structure into a high-dividend-paying corporation. Upon completion, the Board intends to implement a policy where the annual dividend will initially be set at $1.24 per unit, equal to the current distributions paid to Just Energy Unitholders.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      15

FINANCIAL TABLE OF CONTENTS

17	Management’s discussion and analysis

55	Management’s responsibility for financial reporting

56	Auditors’ report to the Unitholders

57	Consolidated financial statements

61	Notes to the consolidated financial statements

ibc	Corporate information

16    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – MAY 19, 2010

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Income Fund (“Just Energy” or the “Fund”) for the year ended March 31, 2010, and has been prepared with all information available up to and including May 19, 2010. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2010. The financial information contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found under “reports and filings” on our corporate website at www.justenergy.com. Additional information can be found on SEDAR at www.sedar.com.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JEIC”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corp. (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce”), National Energy Corp. (“NEC”) operating under the trade name of National Home Services (“NHS”), and Terra Grain Fuels Inc. (“TGF”), collectively, the “Just Energy Group”.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters. TGF, an ethanol producer, operates an ethanol facility in Belle Plaine, Saskatchewan. Subsequent to year-end, Just Energy acquired Hudson Energy Services, LLC (“Hudson”), a marketer of natural gas and electricity who sells primarily to commercial customers in New York, New Jersey, Illinois and Texas.

The Fund also offers green products through its JustGreen program, formerly known as the Green Energy Option or “GEO”. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits, which will allow customers to reduce or eliminate the carbon footprint of their home or business. Management believes that these new products will not only add to profits but will also increase sales receptivity and improve renewal rates.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s Annual Information Form and other reports on file with Canadian security regulatory authorities which can be accessed on our corporate website at www.justenergy.com or through the SEDAR website at www.sedar.com.

Key terms

“Attrition” means customers whose contracts were terminated primarily due to relocation or death, or cancelled by Just Energy due to delinquent accounts.

“Delivered volume” represents the actual volume of gas or electricity provided on behalf of customers to the LDCs for the period.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company, the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP financial measures

All non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Seasonally adjusted sales and seasonally adjusted gross margin

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

No seasonal adjustment is required for electricity as the supply is balanced daily. In the other gas markets, payments for supply by the LDCs are aligned with customer consumption.

Cash Available for Distribution

“Distributable cash after marketing expense” refers to the net Cash Available for Distribution to Unitholders. Seasonally adjusted gross margin is the principal contributor to Cash Available for Distribution. Distributable cash is calculated by the Fund as seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, bad debt expense, interest expense, corporate taxes, capital taxes and other items. This non-GAAP measure may not be comparable to other income funds.

“Distributable cash after gross margin replacement” represents the net Cash Available for Distribution to Unitholders as defined above. However, only the marketing expenses associated with maintaining the Fund’s gross margin at a stable level equal to that in place at the beginning of the period are deducted. Management believes that this is more representative of the ongoing operating performance of the Fund because it includes all expenditures necessary for the retention of existing customers and the addition of new margin to replace those of customers that have not been renewed. This non-GAAP measure may not be comparable to other income funds.

For reconciliation to cash from operating activities, please refer to the “Cash Available for Distribution and distributions” analysis on page 22.

EBITDA

“EBITDA” represents earnings before interest, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Adjusted net income (loss)

“Adjusted net income (loss)” represents the net income (loss) excluding the impact of mark to market gains (losses) arising from derivative financial instruments on our future supply. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with GAAP, the associated customer contracts are not marked to market, but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) that are not offset by the related customer gains (losses).

Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of the Fund. The related future supply has been sold under long-term customer contracts at fixed prices; therefore, the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance.

Embedded gross margin

Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure developed to provide a consistent and comparable measurement of distributable cash across entities and is defined as cash flows from operating activities, as reported in accordance with GAAP, less an adjustment for total capital expenditures as reported in accordance with GAAP and restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

For reconciliation to cash from operating activities, please refer to the “Standardized Distributable Cash and Cash Available for Distribution” analysis on page 24.

18    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights

For the years ended March 31

(thousands of dollars except where indicated and per unit amounts)

	Fiscal 2010			Fiscal 2009			Fiscal 2008
	$	Per unit [4]	Per unit change[4]	$	Per unit[4]	Per unit change[4]	$	Per unit[4]
Sales	2,299,231	$17.77	4%	1,899,213	$17.03	9%	1,738,690	$16.04
Net income (loss)[1]	231,496	$1.79	NMF [5]	(1,107,473)	$(10.03)	NMF [5]	152,761	$1.41
Gross margin (seasonally adjusted)[2]	425,882	$3.29	16%	315,193	$2.83	16%	272,180	$2.51
Distributable cash
After gross margin replacement	230,000	$1.78	2%	195,520	$1.75	15%	169,997	$1.57
After marketing expense	197,033	$1.52	0%	169,353	$1.52	11%	152,834	$1.41
Distributions (including Special Distribution)[6]	187,418	$1.45	4%	156,604	$1.40	(10)%	173,531	$1.60
Distributions (excluding Special Distribution)	160,722	$1.24	0%	138,030	$1.24	7%	128,840	$1.19
General and administrative	88,423	$0.68	28%	59,586	$0.53	15%	51,638	$0.48
Distributable cash payout ratio
(including Special Distribution)
After gross margin replacement	81%			80%			102%
After marketing expense	95%			92%			114%
Distributable cash payout ratio[3] (excluding Special Distribution)
After gross margin replacement	70%			71%			76%
After marketing expense	82%			82%			84%

[1]

Net income (loss) includes the impact of unrealized gains (losses) which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices minimizing any impact of quarter-end mark to market gains and losses.

[2]	See discussion of non-GAAP financial measures on page 18.

[3]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

[4]

The per unit calculation reflects a fully diluted basis. Year over year change is calculated on a per unit basis. The diluted weighted average number of units is 129.4 million for fiscal 2010, 111.5 million for fiscal 2009 and 108.4 million for fiscal 2008, with the exception of net income for fiscal 2009 which was calculated using an anti-dilutive unit figure of 110.5 million.

[5]	Not a meaningful number.

[6]

In calendar 2009, 2008 and 2007, the Fund under-distributed its taxable income and the Board of Directors concluded that a Special Distribution be paid to ensure that all taxable income would be distributed. Refer to “Special Distribution” on page 35 for further information.

Reconciliation of net income (loss) to adjusted net income

	$000,000	$000,000	$000,000

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Net income (loss)	$231,496	$(1,107,473)	$152,761
Change in fair value of derivative instruments	1,282	1,336,976	831
Tax impact on change in fair value of derivative instruments	(47,511)	(59,574)	3,130

Adjusted net income	$185,267	$169,929	$156,722

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Acquisition of Universal Energy Group

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or Special Distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures (the “Debentures”). On conversion of the Debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each UEG common share that the holder was previously entitled to receive on conversion.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows (thousands of dollars):

$000,000
Net assets acquired:

Working capital (including cash of $10,319)	$74,314
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	66,794
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898
Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

All contracts, customer relationships and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts, including customer relationships, acquired are amortized over periods ranging from eight to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the other intangible assets are amortized over six months. The non-controlling interest represents 33.3% ownership of TGF held by Ellis Don Corporation. The purchase price allocation is considered preliminary and as a result may be adjusted during the 12-month period following the acquisition.

Operations

Gas

In each of the markets that Just Energy operates, it is required to deliver gas to the LDCs for its customers throughout the year. Gas customers are charged a fixed price for the full term of their contract. Just Energy purchases gas supply in advance of marketing for residential customers and generally, concurrently, with the execution of a contract for commercial customers. The LDC provides historical customer usage to enable Just Energy to purchase an approximation of estimated supply. Furthermore, in many markets, Just Energy mitigates exposure to customer usage by purchasing options that cover potential differences in customer consumption due to weather variations. The cost of this strategy is incorporated in the price to the customer. To the extent that balancing requirements are outside the options purchased, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. Excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. In the case of greater than expected gas consumption, Just Energy must purchase the short supply at the market price, which may reduce or increase the customer gross margin typically realized. Under some commercial contract terms, this balancing may be passed on to the customer.

20    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate which is greater than delivery and in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba and Alberta

In Manitoba and Alberta, the volume of gas delivered is based on the estimated consumption for each month; therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio and California

In New York, Illinois, Indiana, Ohio and California, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is normally greatest during the third and fourth (winter) quarter as cash is received from the LDCs in the same period as customer consumption.

Electricity

Ontario, Alberta, New York, Texas, Pennsylvania, New Jersey, Maryland, Michigan and California

Just Energy does not bear the risk for variations in residential customer consumption in any of the electricity markets in which it operates other than for certain customers in Texas and Alberta and the customers acquired in the Universal acquisition (customers located in Pennsylvania, New Jersey, Maryland, Michigan and California). In Ontario and New York, Just Energy provides customers with price protection for the majority of their electricity requirements. The customers experience either a small balancing charge or credit on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. To the extent possible given the competitive nature and market knowledge of customers, future offerings for Texas customers will be a load balanced product, and Just Energy will not bear the risk for variations in customer consumption.

Cash flow from electricity operations is greatest during the second and fourth quarters (summer and winter), as electricity consumption is typically highest during these periods.

Home services division

NEC began operations in April 2008 and operates under the trade name of National Home Services (“NHS”). Newten Home Comfort L.P. (“NHCLP”), a partnership between Just Energy and Newten Home Comfort Inc., an arm’s length third party holding 20% of the partnership, commenced providing Ontario residential customers with a long-term water heater rental program in the summer of 2008. The products offered included high efficiency conventional and power vented tanks and tankless water heaters. On July 2, 2009, NEC, a wholly owned home services subsidiary of UEG, acquired Newten Home Comfort Inc. Accordingly, NHCLP became a wholly owned subsidiary of Just Energy. On September 30, 2009, NEC acquired substantially all of the assets of NHCLP, including all of NHCLP’s customer water heater rental agreements. NHCLP and Newten Home Comfort Inc. were subsequently wound up. NEC began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. See page 32 for additional information on NHS.

Ethanol division

Just Energy also owns a 66.7% interest in TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 33 for additional information on TGF.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Available for Distribution and distributions

For the years ended March 31

(thousands of dollars, except per unit amounts)

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000
	Fiscal 2010	Per unit	Fiscal 2009	Per unit	Fiscal 2008	Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$158,273		$172,767		$136,007
Add:
Increase (decrease) in non-cash working capital	35,523		(6,181)		11,879
Tax adjustments	3,237		2,767		4,948

Cash Available for Distribution	$197,033		$169,353		$152,834

Cash Available for Distribution
Gross margin per financial statements	$415,333	$3.21	$322,816	$2.90	$274,800	$2.53
Adjustments required to reflect net cash receipts from gas sales	10,549		(7,623)		(2,620)

Seasonally adjusted gross margin	$425,882	$3.29	$315,193	$2.83	$272,180	$2.51

Less:
General and administrative	(88,423)		(59,586)		(51,638)
Capital tax expense	(522)		(220)		(827)
Bad debt expense	(17,940)		(13,887)		(6,951)
Income tax recovery (expense)	(18,517)		(3,861)		757
Interest expense	(16,134)		(3,857)		(5,346)
Other items	8,447		3,664		780

	(133,089)		(77,747)		(63,225)

Distributable cash before marketing expenses	292,793	$2.27	237,446	$2.13	208,955	$1.93
Marketing expenses to maintain gross margin	(62,793)		(41,926)		(38,958)

Distributable cash after gross margin replacement	230,000	$1.78	195,520	$1.75	169,997	$1.57
Marketing expenses to add new gross margin	(32,967)		(26,167)		(17,163)

Cash Available for Distribution	$197,033	$1.52	$169,353	$1.52	$152,834	$1.41

Distributions (includes Special Distribution)
Unitholder distributions	$177,733		$147,399		$158,511
Class A preference share distributions	7,579		7,660		13,699
Unit appreciation rights and deferred unit grants distributions	2,106		1,545		1,321

Total distributions	$187,418	$1.45	$156,604	$1.40	$173,531	$1.60

Distributions (excludes Special Distribution)
Unitholder distributions	$152,386		$129,872		$117,720
Class A preference share distributions	6,526		6,791		10,130
Unit appreciation rights and deferred unit grants distributions	1,810		1,367		990

Total distributions	$160,722	$1.24	$138,030	$1.24	$128,840	$1.19

Diluted average number of units outstanding		129.4m		111.5m		108.4m

22    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Distributable cash

Distributable cash after gross margin replacement for the current year ended March 31, 2010, was $230.0 million ($1.78 per unit), up 18% from $195.5 million ($1.75 per unit) in fiscal 2009. The growth reflects a 35% increase in seasonally adjusted gross margin. Factors contributing to margin growth include a 28% year over year increase in total customers, which was a result of a record 505,000 new customer additions and 430,000 acquired customers from Universal. Increased distributable cash was the result of the acquired Universal customers, higher margin per customer due to opportunistic pricing, and continued strong acceptance of the JustGreen product as well as improved supply management, particularly in Texas. This growth was offset by a 4% year over year decline in the U.S. dollar, higher income taxes and interest expenses. On a per unit basis (reflecting the additional units issued to acquire Universal), distributable cash after gross margin replacement was up 2% and seasonally adjusted gross margin increased by 16%, reflecting higher gross margin per customer offset by the anticipated drop in margin from customers acquired from Universal that were not expected to renew as well as non-recurring costs of the Universal merger. The largest contributor in the disparity between distributable cash and gross margin growth was an increase in general and administrative costs versus fiscal 2009 due to the inclusion of costs associated with the start-up phase at TGF and NHS. These businesses did not generate distributable cash in fiscal 2010 but added $14.9 million to general and administrative costs. Both businesses are expected to contribute to distributable cash in fiscal 2011.

The fiscal 2010 costs reflect general and administrative levels which do not reflect the full synergies that will be realized in the Universal acquisition. Management initially estimated that these savings would be $10 million per year and actual savings will exceed this amount. The benefit will be reflected in lower general and administrative cost growth in future years.

In addition, higher general and administrative costs reflect increased staffing expenses to support future growth, increased collection costs and professional fee expenditures on review of potential acquisitions and the Fund’s conversion plan, International Financial Reporting Standards (“IFRS”) and other corporate development activities. Bad debt expense increased in fiscal 2010 compared to fiscal 2009 primarily due to the higher volumes in those markets where the Fund bears the credit risk as well as continued weak economic conditions in the U.S. markets. Income tax expense was up in fiscal 2010 due to the Universal entities and tax liabilities in the U.S. In the distributable cash calculation, a current tax provision of $0.7 million has been deducted as it relates to a reserve amount which, in management’s view, will not likely be paid in the next year. Interest expense also increased by $12.3 million over the prior year due to the Universal debentures and TGF credit facilities.

Just Energy spent $62.8 million in marketing expenses to maintain its current level of gross margin, which represents 66% of the total marketing expense for the year. A further $33.0 million was spent to generate gross margin growth in future years, which, combined with expenditures to maintain gross margin, resulted in a record 505,000 gross RCE additions and 73,000 net RCE additions in the current year.

Management’s estimate of the future embedded gross margin is as follows:

(in millions of dollars)

	March 31, 2010	March 31, 2009	Increase
Canada (CAD$)	$783.1	$697.1	12%
United States (US$)	414.6	278.5	49%

Total (CAD$)	$1,204.3	$1,020.3	18%

Excluding the Special Distribution, the payout ratio after deduction of all marketing expenses for the current year was 82% for the current and prior year.

For further information on the changes in the gross margin, please refer to “Sales and gross margin – Seasonally adjusted” on page 28 and “General and administrative expenses”, “Marketing expenses”, “Bad debt expense” and “Interest expense” are further clarified on pages 34 to 35.

Discussion of distributions

For the years ended March 31

(thousands of dollars)

	$000,000	$000,000	$000,000
	Fiscal 2010	Fiscal 2009	Fiscal 2008
Cash flow from operations[1] (A)	$158,273	$172,767	$136,007
Net income (loss) (B)	231,496	(1,107,473)	152,761
Total distributions[2] (C)	187,418	156,604	173,531
Excess (shortfall) of cash flows from operating activities over distributions paid (A–C)	(29,145)	16,163	(37,524)
Excess (shortfall) of net income over distributions paid (B–C)	44,078	(1,264,077)	(20,770)

[1]	Includes non-cash working capital balances.

[2]	Includes Special Distributions of $26.7 million in fiscal 2010, $18.6 million in fiscal 2009 and $44.7 million in fiscal 2008.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income (loss) includes non-cash gains and losses associated with the changes in the current market value of Just Energy’s derivative instruments. These instruments form part of the Fund’s requirement to purchase commodity according to estimated demand and, as such, changes in value do not impact the distribution policy or the long-term financial performance of the Fund. Effective July 1, 2008, Just Energy elected to discontinue the practice of hedge accounting and all gains and losses on derivative instruments have been recorded in the change in fair value of derivative instruments.

The change in fair value associated with these derivatives included in the net income for the 2010 fiscal year was a loss of $1.3 million versus a loss of $1.3 billion last year. In fiscal 2009, Just Energy moved away from hedge accounting during a time of significant commodity market price movement; the combination of these events resulted in a $1.3 billion loss reported in the statement of profit and loss. In fiscal 2010, there was no change in policy and although there has been volatility in commodity prices during the year, the year over year change in these prices was not nearly as significant to the portfolio. In fiscal 2008, the change in fair value for the year was $76.9 million, of which $0.8 million was reported in the Statement of Operations. The remaining amount was reported in the statement of comprehensive income.

The Fund has, in the past, paid out distributions that were higher than both financial statement net income and operating cash flow. In the view of management, distributable cash, the non-GAAP measure, is an appropriate measure of the Fund’s ability to distribute funds, as the cost of carrying incremental working capital necessary for the growth of the business has been deducted in the distributable cash calculation. Further, investment in the addition of new customers intended to increase cash flow is expensed in the financial statements while the original customer base was capitalized. Capital expenses at NEC are related to the growth of productive capacity of that business in that the capital cost will be more than offset by the rental contract margins in future periods. NEC has reached a new agreement with Home Trust Company to separately finance its water heaters. See page 39 for further discussion on this financing. In addition, the capital expenditures for TGF are funded through its credit facility and debt instruments. Management believes that the current $1.24 per unit annual level of distributions is sustainable in the foreseeable future both as a trust and, subsequently, as a dividend following conversion to a corporate structure.

The timing differences between distributions and cash flow from operations created by the cost of carrying incremental working capital due to business seasonality and expansion are funded by the operating credit facility.

Standardized Distributable Cash and Cash Available for Distribution

For the years ended March 31

(thousands of dollars, except per unit amounts)

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Reconciliation to statements of cash flow
Cash inflow from operations	$158,273	$172,767	$136,007
Capital expenditures[1]	(41,207)	(6,345)	(7,842)

Standardized Distributable Cash	117,066	166,422	128,165

Adjustments to Standardized Distributable Cash
Change in non-cash working capital[2]	35,523	(6,181)	11,879
Tax adjustments[3]	3,237	2,767	4,948
Capital expenditures[1]	41,207	6,345	7,842

Cash Available for Distribution	$197,033	$169,353	$152,834

Standardized Distributable Cash – per unit basic	0.91	1.51	1.19
Standardized Distributable Cash – per unit diluted	0.90	1.49	1.18
Payout ratio based on Standardized Distributable Cash (includes Special Distribution)[4]	160%	94%	135%
Payout ratio based on Standardized Distributable Cash (excludes Special Distribution)	137%	83%	100%

[1]

Capital expenditures incurred in the year were effectively funded out of the credit facility. The vast majority of capital expenditures relate to the purchase of water heaters for subsequent rental. These expenditures expand the productive capacity of the business. Effective January 2010, water heater capital purchases are now financed through a separate financing secured by the water heaters and associated contracts.

[2]

Change in non-cash working capital is excluded from the calculation of Cash Available for Distribution as the Fund has a $250.0 million credit facility which is available for use to fund working capital requirements. This eliminates the potential impact of timing distortions relating to the respective items.

[3]

The amount includes payments to the holders of Class A preference shares and is equivalent to distributions. The number of Class A preference shares outstanding is included in the denominator of any per unit calculation. Also includes a current tax provision amount of $0.7 million related to a reserve that will not likely be paid in the next fiscal year.

.[4]	The Special Distribution relating to calendar 2009, 2008 and 2007 has increased the payout ratios for both comparable periods. Refer to “Special Distribution” on page 35 for further details.

24    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) July 2007 interpretive release, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities, the Fund has presented the distributable cash calculation to conform to this guidance. In summary, for the purposes of the Fund, Standardized Distributable Cash is defined as the periodic cash flows from operating activities, including the effects of changes in non-cash working capital less total capital expenditures as reported in the GAAP financial statements.

Financing strategy

The Fund’s $250.0 million credit facility will be sufficient to meet the Fund’s short-term working capital and capital expenditure requirements for the gas and electricity businesses. As part of the acquisition of Universal, additional credit facilities and debt were recorded and are explained further on page 38. Working capital requirements can vary widely due to seasonal fluctuations and planned U.S.-related growth. In the long term, the Fund may be required to access the equity or debt markets in order to fund significant acquisitions. NEC has reached a new agreement with Home Trust Company to separately finance its water heaters. See page 39 for further discussion on this financing. TGF has a separate credit facility, debenture and a term loan for their funding requirements which are detailed on page 38.

Productive capacity

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term, fixed-price and price-protected contracts. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters. TGF, an ethanol producer, operates an ethanol facility in Belle Plaine, Saskatchewan. As such, the Fund’s productive capacity is determined by the gross margin earned from the contract price and the related supply cost on energy contracts. Also included would be the gross margin earned on water heater rentals and ethanol sales after deducting production-related costs.

The productive capacity of Just Energy is achieved through the retention of existing customers and the addition of new customers to replace those that have not been renewed. The productive capacity is maintained and grows through independent contractors, call centre renewal efforts, Internet marketing and various mail campaigns. The Fund has entered into an agreement with Momentis Canada Corporation and Momentis U.S. Corporation under which their independent representatives will market natural gas and electricity contracts on behalf of Just Energy. Management believes that this arrangement will further expand the productive capacity of the energy business.

Effectively all of the marketing costs related to energy customer contracts are expensed immediately but fall into two categories. The first represents marketing expenses to maintain gross margin at pre-existing levels, and by definition, maintain productive capacity. The second category is marketing expenditures to add new margin, which therefore expands productive capacity.

The vast majority of capital expenditures incurred by Just Energy relate to the purchase of water heaters which are subsequently rented on a long-term basis under customer contracts. These capital expenditures are funded by non-recourse borrowings which have as security the water heaters and the contracts. As such, these capital expenditures increase the productive capacity of the Fund.

Selected consolidated financial data

(thousands of dollars, except where indicated and per unit amounts)

The consolidated financial statements of the Fund are prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The following table provides selected financial information for the last three fiscal years.

Statements of operations data

For the years ended March 31

	2010	2009	2008
Sales (seasonally adjusted)	$2,344,172	$1,888,733	$1,730,605
Gross margin (seasonally adjusted)	425,882	315,193	272,180
Net income (loss)	231,496	(1,107,473)	152,761
Net income (loss) per unit – basic	1.81	(10.03)	1.42
Net income (loss) per unit – diluted	1.79	(10.03)	1.41

Balance sheet data
As at March 31
	2010	2009	2008
Total assets	$1,353,095	$535,755	$709,115
Long-term liabilities	824,393	480,602	246,248

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 compared with 2009

Sales increased by 24% in fiscal 2010 due to a 28% net increase in customers as a result of record new additions and the acquisition of Universal. On July 1, 2009, the Fund completed the acquisition of 430,000 Universal customers in consideration for JEEC Exchangeable Shares valued at $239.9 million. For further information on the acquisition, see page 20. Seasonally adjusted gross margin increased to $425.9 million, or 35%, over fiscal 2009 due to higher margin per customer, continued strong acceptance of the JustGreen product as well as improved supply management.

The change in net income relates primarily to the change in fair value of the derivative instruments, which has improved substantially from the $1.3 billion loss recorded last year. Also, an increase in the income tax recovery of $42.8 million relates to the Fund’s conversion to a taxable Canadian corporation in late calendar 2010 and the future tax benefits of the mark to market losses expected to be realized post conversion. This increase is partially offset by higher current tax provision related to the Universal entities.

Total assets increased by 153% to $1.4 billion in fiscal 2010. The largest components of this change relate to the property, plant and equipment, intangible assets and goodwill recorded as part of the Universal acquisition. The TGF ethanol plant was acquired totalling over $155.2 million in capital assets on July 1, 2009. Also, future income tax assets of $114.3 million have been recorded related primarily to the conversion of the Fund expected to happen late in calendar 2010.

Total long-term liabilities of $824.4 million represent a 72% increase over the prior fiscal year. On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170.0 million to $250.0 million. Also, as part of the Universal acquisition, the Fund acquired the debt obligations of TGF which comprises three separate facilities noted on page 38. Long-term liabilities have also increased in fiscal 2010 primarily due to the change in mark to market valuation of our derivative instruments.

2009 compared with 2008

The increase in sales and gross margin is primarily a result of the increase in the customer base, mainly in Texas and New York, and improved contract prices. In addition, on August 14, 2008, Just Energy purchased substantially all of the commercial and residential customer contracts (46,000 RCEs) of CEG Energy Options Inc. (“CEG”) in British Columbia which contributed to Canadian sales and margin.

The change in net income from a gain of $152.8 million to a loss of $1.1 billion relates primarily to the $1.3 billion loss representing the change in fair value of the derivative instruments. These instruments reflect the Fund’s requirement to purchase commodity according to estimated demand and, as such, changes in value do not impact the long-term financial performance of the Fund. Effective July 1, 2008, Just Energy elected to discontinue the practice of hedge accounting, and all gains and losses on derivative instruments have been recorded in “Change in fair value of derivative instruments” on the Statement of Operations. In fiscal 2008, Just Energy had elected to use hedge accounting and thus was able to book the changes in fair value predominantly to other comprehensive income.

The increase in gross margin is due to an increase in number of customers and higher gross margin per customer. This was offset by increases in general and administrative costs, bad debt expenses and marketing expenses. General and administrative expenses increases were primarily staffing costs in our corporate office to support our current and future growth, U.S. exchange rates, impact on U.S. dollar denominated costs, an increase in collection costs, full year rent for our new customer service call centre and legal fees with respect to business operations in the U.S. Bad debt costs increased primarily due to the large increase in total revenues for the year in the markets where Just Energy assumes the risk for accounts receivable collections. In addition, the increase in the U.S. exchange rate and higher default rates noted in the U.S. markets due to the recessionary conditions led to higher bad debt expense this fiscal year. During fiscal 2008, improved collection procedures had resulted in a significant excess reserve for bad debt, which was released in that fiscal year lowering the bad debt expense. Marketing costs were up due to the impact of the growth in customer additions, higher U.S. exchange on our U.S.-based marketing costs and increased recruiting and corporate marketing overhead required to build our commercial sales team.

Total assets decreased by 24% primarily as a result of the change in the other assets – long term. There had been a significant drop in the forward gas and power prices related to our derivative instruments noted above. As a result, far more commodity contracts with counterparties would have resulted in a gain in the prior year, if sold on the open market. In fiscal 2009, the situation is the opposite whereby there are far more contracts with counterparties that would result in a loss if sold on the open market. Therefore, the other assets –long term amount has decreased and the other liabilities – long term amount has increased. Long-term liabilities increased in fiscal 2009 primarily due to the change in mark to market valuation of our derivative instruments explained above.

26    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of quarterly results

(thousands of dollars, except per unit amounts)

Fiscal 2010	Q1	Q2	Q3	Q4	Total
Sales (seasonally adjusted)	$432,565	$562,133	$654,686	$694,788	$2,344,172
Gross margin (seasonally adjusted)	74,769	107,519	121,722	121,872	425,882
General and administrative expense	15,617	25,634	24,767	22,405	88,423
Net income (loss)	102,627	110,690	97,390	(79,211)	231,496
Net income (loss) per unit – basic	0.92	0.83	0.73	(0.59)	1.81
Net income (loss) per unit – diluted	0.91	0.82	0.73	(0.59)	1.79
Amount available for distribution
After gross margin replacement	42,219	52,303	69,455	66,023	230,000
After marketing expense	36,087	41,345	61,242	58,359	197,033
Payout ratio[1]
After gross margin replacement	83%	82%	98%[1]	63%	81%
After marketing expense	97%	104%	111%[1]	71%	95%

Fiscal 2009	Q1	Q2	Q3	Q4	Total
Sales (seasonally adjusted)	$401,826	$386,158	$510,801	$589,948	$1,888,733
Gross margin (seasonally adjusted)	59,703	61,793	87,554	106,143	315,193
General and administrative expense	13,447	13,236	14,753	18,150	59,586
Net income (loss)	34,232	(923,990)	(49,094)	(168,621)	(1,107,473)
Net income (loss) per unit – basic	0.31	(8.33)	(0.44)	(1.57)	(10.03)
Net income (loss) per unit – diluted	0.31	(8.33)	(0.44)	(1.57)	(10.03)
Amount available for distribution
After gross margin replacement	31,046	34,755	57,475	72,244	195,520
After marketing expense	30,282	28,394	48,162	62,515	169,353
Payout ratio[1]
After gross margin replacement	108%	100%	93%[1]	48%	80%
After marketing expense	111%	122%	111%[1]	56%	92%

[1]	Includes a one-time Special Distribution of $26.7 million in fiscal 2010 and $18.6 million in fiscal 2009.

The Fund’s results reflect seasonality as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher distributable cash with a lower payout ratio in the third and fourth quarters and lower distributable cash with a higher payout ratio in the first and second quarters excluding any Special Distribution.

Analysis of the fourth quarter

Sales are typically higher in the third and fourth quarters because gas and electricity consumption are both high during this time period. The overall customer base is currently 50% gas and 50% electricity. The fourth quarter increase in seasonally adjusted sales of 18% compared to the prior year comparable quarter is primarily attributable to record customer additions through marketing (particularly in the United States) and the acquisition of Universal. Seasonally adjusted gross margin increased by 15%, or $15.7 million, in the fourth quarter of fiscal 2010 as compared to the same period last year. Total customers were up 54% in the fourth quarter of fiscal 2010 versus the same period last year. However, the growth of both sales and margin was dampened by a 21% decline in the U.S. dollar quarter over quarter. In the quarter, 42% of Just Energy’s sales and 51% of margin were from the United States. The distributable cash after customer gross margin replacement was $66.0 million, down 9% from $72.2 million in the prior comparable quarter. The increase in gross margin from customers acquired with Universal, net customer additions through marketing and higher per customer margins were more than offset by the gas consumption effects of a record warm winter in Just Energy’s key gas markets. The fourth quarter of fiscal 2010 was over 15% warmer in Canada and 5% warmer in the U.S. than fiscal 2009. Also, the 21% drop in the exchange rate on the U.S. dollar impacted gross margins negatively during the current quarter. In addition, the Fund saw higher general and administrative costs due largely to the inclusion of the costs of TGF and NHS in fiscal 2010, as well as higher tax provisions and interest expense.

Distributable cash after marketing expenses was $58.4 million, a decrease of 7% from $62.5 million in the prior comparable quarter. Distributions for the quarter were $41.5 million, up 19% over the same period last year reflecting a higher number of units due to the Universal acquisition and the maintenance of annual $1.24 distributions per unit in both periods. The payout ratio for the fourth quarter of fiscal 2010 after all marketing expenses was 71%, up from 56% in the prior year comparable period.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gas and electricity marketing

Sales and gross margin – Per financial statements

For the years ended March 31

(thousands of dollars)

	Fiscal 2010			Fiscal 2009
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$788,661	$425,975	$1,214,636	$814,275	$343,889	$1,158,164
Electricity	637,580	381,674	1,019,254	518,388	222,661	741,049

	$1,426,241	$807,649	$2,233,890	$1,332,663	$566,550	$1,899,213

Increase	7%	43%	18%

	Fiscal 2010			Fiscal 2009
Gross margin	Canada	United States	Total	Canada	United States	Total
Gas	$124,105	$81,520	$205,625	$154,171	$64,118	$218,289
Electricity	107,042	91,107	198,149	77,549	26,978	104,527

	$231,147	$172,627	$403,774	$231,720	$91,096	$322,816

Increase	—	90%	25%

Canada

Sales amounted to $1.4 billion for the year ended March 31, 2010, up 7% from the same period in fiscal 2009. Gross margin was $231.1 million for fiscal 2010, effectively unchanged from $231.7 million in the prior comparable year.

United States

Sales and gross margin in the U.S. were $807.6 million and $172.6 million for the current year, an increase of 43% and 90%, respectively, from fiscal 2009.

Sales and gross margin – Seasonally adjusted1

For the years ended March 31

(thousands of dollars)

	Fiscal 2010			Fiscal 2009
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$788,661	$425,975	$1,214,636	$814,275	$343,889	$1,158,164
Adjustments[1]	40,935	4,005	44,940	(10,480)	—	(10,480)

	829,596	429,980	1,259,576	803,795	343,889	1,147,684
Electricity	637,580	381,674	1,019,254	518,388	222,661	741,049

	$1,467,176	$811,654	$2,278,830	$1,322,183	$566,550	$1,888,733

Increase	11%	43%	21%

	Fiscal 2010			Fiscal 2009
Gross margin	Canada	United States	Total	Canada	United States	Total
Gas	$124,105	$81,520	$205,625	$154,171	$64,118	$218,289
Adjustments[1]	10,804	(255)	10,549	(7,623)	—	(7,623)

	134,909	81,265	216,174	146,548	64,118	210,666
Electricity	107,042	91,107	198,149	77,549	26,978	104,527

	$241,951	$172,372	$414,323	$224,097	$91,096	$315,193

Increase	8%	89%	31%

[1]	For Ontario, Manitoba, Quebec and Michigan gas markets.

28    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

On a seasonally adjusted basis, total sales and gross margin increased by 21% and 31%, respectively, to $2.3 billion and $414.3 million for the year ended March 31, 2010, over the same period last year. The 21% increase in seasonally adjusted sales was due to a 28% increase in customers due to record customer aggregation and the acquisition of Universal offset by a 4% year over year decline in the U.S. dollar and unfavourable weather-based reduced gas consumption in all significant provinces and states. Gross margin increased at a greater rate than sales due to higher realized margin per customer, particularly in the U.S.

Canada

Seasonally adjusted sales were $1.5 billion for the year, up 11% from $1.3 billion for the year ended March 31, 2009. Seasonally adjusted gross margins were $242.0 million for the year of fiscal 2010, an increase of 8% from $224.1 million in fiscal 2009.

Gas

Seasonally adjusted gas sales increased by 3% in fiscal 2010 to $829.6 million and seasonally adjusted gross margin decreased by 8% to $134.9 million versus the prior year. The lower margin was due to record warm winter conditions in Just Energy’s key gas markets compared to a colder than average winter in fiscal 2009. The excess gas supply was sold into very weak spot prices reducing margin from expected levels. In fiscal 2009, the shortfall of supply was purchased at low spot prices and sold for full margin to customers. After allowance for balancing, average gross margin per customer (“GM/RCE”) for the year ended March 31, 2010, amounted to $191/RCE, down 9% compared to $210/RCE from the prior comparable year. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $637.6 million for the current year, an increase of 23% from fiscal 2009. The increased sales are attributable to a 31% increase in customers. Gross margin increased by 38% from the prior year to $107.0 million due to the increase in customers and increased margin per customer, resulting from steady increases in new customer contract margins in past periods, and the fact that the electricity customers acquired from Universal had generally higher margins, after excluding the JustGreen product, than those of Just Energy. As well, new customers under the higher margin JustGreen program are making up a higher proportion of the overall electricity book.

Average gross margin per customer after all balancing for the year ended March 31, 2010, in Canada amounted to $149/RCE compared to $131/RCE from the prior comparable year. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Seasonally adjusted sales for the year ended March 31, 2010, were $811.7 million, an increase of 43% from $566.6 million in the prior year. Seasonally adjusted gross margin was $172.4 million, up 89% from $91.1 million from fiscal 2009.

Gas

Seasonally adjusted gas sales in the U.S. increased by 25% from $343.9 million to $430.0 million for the 2010 fiscal year. The seasonally adjusted sales increase reflects record customer additions through marketing of 171,000 (up from 90,000 in fiscal 2009) and the addition of 120,000 customers acquired as part of the Universal transaction offset by a 4% decline in the U.S. dollar and lower selling prices. Seasonally adjusted gas margin increased 27% for the current year to $81.3 million from $64.1 million. U.S. gas margins per customer were down for three reasons: the customers acquired from Universal were at lower margins than those of Just Energy; there was a 4% decline in the U.S. dollar; and warmer than normal weather in the northern U.S. required the sale of excess supply into a low-price spot market. In addition, there were Universal customers which were not expected to renew (and therefore not included in long-term customer numbers) that expired during the third and fourth quarters. The negative impact of this lost margin on the third and fourth quarters was anticipated at the time of the Universal acquisition and discussed in the MD&A for the second quarter of fiscal 2010.

Average gross margin after all balancing costs for the year ended March 31, 2010, was $212/RCE, down from $259/RCE noted in the prior year comparable period. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois.

Electricity

Electricity sales and gross margin for the current year were $381.7 million and $91.1 million, respectively, versus the comparable period of fiscal 2009 in which sales and gross margin amounted to $222.7 million and $27.0 million, respectively. Electricity customers increased by 67% with a record 216,000 customers added (up from 168,000 in fiscal 2009), driving the 71% sales growth. Unlike other markets, the Universal acquisition contributed only 2,000 of the 127,000 year over year net additions.

The adjusted gross margin increase of 238% reflects the growth in customers and higher margins per customer. U.S. electricity is where the largest impact of the growing consumption of JustGreen is evident. Since the overall book is relatively small, high take-up of JustGreen at higher margins has a greater impact on the overall margin per customer. In addition, Texas benefited from high consumption supplied with low cost commodity while New York profitability rose due to continued improvements in our supply management.

Average gross margin per customer for electricity during the current year was $238/RCE compared to $133/RCE from the prior comparable year. The GM/RCE value for Texas includes an appropriate allowance for the bad debt expense.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Customer aggregation

Long-term customers

	April 1, 2009	Additions	Acquired	Attrition	Failed to renew	March 31, 2010	% increase (decrease)
Natural gas
Canada	743,000	46,000	93,000	(81,000)	(67,000)	734,000	(1)%
United States	235,000	171,000	120,000	(110,000)	(8,000)	408,000	74%

Total gas	978,000	217,000	213,000	(191,000)	(75,000)	1,142,000	17%

Electricity
Canada	578,000	72,000	215,000	(94,000)	(11,000)	760,000	31%
United States	234,000	216,000	2,000	(52,000)	(9,000)	391,000	67%

Total electricity	812,000	288,000	217,000	(146,000)	(20,000)	1,151,000	42%

Combined	1,790,000	505,000	430,000	(337,000)	(95,000)	2,293,000	28%

Gross customer additions through marketing for the year were 505,000, up 21% from the 418,000 customers added through marketing during fiscal 2009. Total net customer additions for the year ended March 31, 2010, were 73,000, down from 103,000 net customer additions last year due to higher attrition noted on the larger customer base. Record additions through marketing were offset by the continuing effects of the weak U.S. economy. The high customer loss in the U.S. market reflects continued high foreclosure rates and credit cut-offs.

Including the Universal acquisition, there was a 28% net increase in total customers at March 31, 2010, versus the same period last year. As part of the Universal acquisition, Just Energy acquired 430,000 customers and also gained a further 145,000 customers that were unlikely to renew as they were variable in nature or located in regions that were not in Just Energy’s current expansion plans. As at March 31, 2010, 50,000 of these customers remain under contract.

The fourth quarter also saw a substantial increase in customer additions compared to the prior year. On an RCE basis, 131,000 gross customers were added in the quarter, up 54% from the fourth quarter additions of 85,000 in fiscal 2009. Net customer additions in the fourth quarter of fiscal 2010 were 13,000 compared to 15,000 in the same period in fiscal 2009, again reflecting the impact of the weak U.S. economy on customer attrition.

Just Energy’s major marketing challenge remains in the Canadian markets where the disparity between spot prices and the five-year prices continues to impact sales. This has hurt both new customer additions and renewals. Under these conditions, Just Energy’s marketing force has concentrated on the sale of JustGreen and related products. Acceptance of these products was strong but combining their premium price with a continued generally weak economy, created sales that were insufficient to offset attrition in the Canadian gas and electricity business. The recent upward movement in energy prices has begun to slow attrition in some markets. Solid customer additions were seen across the U.S., with Texas and New York electricity being particularly strong.

JustGreen

Sales of the JustGreen products continue to support and reaffirm the strong demand for the green energy products in all markets. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2009 through December 31, 2009, validating the Fund’s renewables and carbon offset purchases.

The Fund currently sells JustGreen gas in Ontario, British Columbia, Alberta, Michigan, New York, Ohio and Illinois and JustGreen electricity in Ontario, Alberta, New York and Texas. JustGreen sales are expanding into the remaining markets over the coming quarters. Of all customers who contracted with Just Energy in the year, 39% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 81% of their consumption as green supply.

Overall, green supply now makes up 2% of our overall gas portfolio, up from 1% a year ago. JustGreen supply makes up 5% of our electricity portfolio, up from 2% from the same period last year. For this reason, the margins on new customer additions continued to exceed target levels despite certain focused price discounts to stimulate sales in markets with very low utility prices resulting in high five-year premiums.

30    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Attrition

Natural gas

The trailing 12-month natural gas attrition in Canada was 10% for the year, consistent with management’s target of 10%. In the U.S., gas attrition for the trailing 12 months was 30%, above management’s annual target of 20%. High U.S. gas attrition is an effect of the continued North American recession leading to home foreclosures and the necessary aggressive customer cut-off or forced return to default services policies utilized by Just Energy.

Electricity

The trailing 12-month electricity attrition rate in Canada for the year was 13%, above management’s target of 10%. Higher than targeted attrition was a function of a clean-up of the acquired Universal book of customers which resulted in a stronger, higher margin book of customers going forward. Electricity attrition in the United States was 16% over the last year, below management’s target of 20%.

Failed to renew

The Just Energy renewal process is a multi-faceted program and aims to maximize the number of customers who choose to sign a new contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance allowing a customer to re-contract for an additional four or five years.

The trailing 12-month renewal rate for all Canadian gas customers was 61%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customers renewed in fiscal 2010, 16% were renewed for a one-year term. Canadian gas was the only market in which renewals lagged the 2010 target of 70%. This was due to the high spread between the Just Energy five-year price and the utility spot price. Management anticipates continued focus in this area and a return to rising market pricing should result in an improvement in Canadian gas renewal rates to target levels.

The electricity renewal rate for Canadian customers was 73% for the trailing 12 months. In the Ontario electricity market, there is no opportunity to renew a residential or small volume customer for a one-year term should the customer fail to positively renew or terminate his or her contract. There has been solid take-up of JustGreen products within Canadian electricity renewals leading to higher than target renewal rates. Management targets a renewal rate for electricity customers of 65%.

In the U.S. markets, Just Energy currently only has Illinois gas and Texas electricity customers up for renewal. Gas renewals for the U.S. were 67%, above our target of 50%. The Texas electricity renewal rate was 79%, significantly better than our target rate of 60%.

In the table below, management outlines the expected annualized attrition and renewal rates for fiscal 2011. The high U.S. attrition rates reflect an expectation of continued economic weakness in those markets.

Targets for fiscal 2011:

	Attrition fiscal 2011	Renewals fiscal 2011
Natural gas
Canada	10%	70%
United States	30%	75%

Electricity
Canada	10%	70%
United States	20%	75%

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

	Canada – gas	Canada – electricity	U.S. – gas	U.S. – electricity

2011	29%	19%	14%	9%
2012	21%	24%	17%	8%
2013	21%	26%	28%	11%
2014	14%	16%	14%	27%
Beyond 2014	15%	15%	27%	45%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers (includes JustGreen impact)

During fiscal 2010, the Fund continued to see the positive impact of continued efforts to maintain strong margin per customer during challenging marketing periods. Overall, average gross margin per RCE increased by 5% year over year primarily due to the compound impact of higher per customer margins on new contracts in past quarters offset by a lower U.S. dollar reducing the margin on existing U.S. contracts. These higher margins on past contracts have been a function of strong JustGreen program sales, opportunistic pricing in a falling market and improved supply management.

The table below depicts the annual margins on contracts of customers signed and renewed in the year. This table reflects the combined margins on both “brown” energy purchased by customers and the JustGreen program. Sales of the JustGreen products have been very strong with approximately 39% of all customers added in the past year taking some or all green energy supply. Those who purchased the green products elect on average to purchase 81% of their consumption as green supply.

Annual gross margin per customer1

	Fiscal 2010	Annual target fiscal 2010
Customers added in the year
Canada – gas	$175	$170
Canada – electricity	136	143
United States – gas	208	170
United States – electricity	229	143
Customers lost in the year
Canada – gas	191
Canada – electricity	120
United States – gas	247
United States – electricity	120

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

Annual margin on 505,000 new customers added in the year including the impact of JustGreen was $208 and margin earned on 166,000 renewing customers was $168. Annual margin on customers lost during the year was $179.

National Home Services division

NHS was acquired on July 1, 2009, as part of the Universal acquisition. On July 2, 2009, NHS acquired Newten Home Comfort Inc. and on September 30, 2009, acquired substantially all of the assets of NHCLP (see page 20 for additional information). NHS provides Ontario residential customers long-term water heater rental programs offering conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to now offering furnaces and air conditioners. The combined installed water heater base on July 1, 2009 was 38,000. NHS continues to ramp up its operations and, as at March 31, 2010, had a cumulative installed base of 77,000 water heaters in residential homes. NHS earns revenue from its installed base.

Because NHS is a high-growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of distributions, separate non-recourse financing of this capital was appropriate. On January 18, 2010, NEC entered into a long-term financing agreement with Home Trust Company for the funding of the water heaters for NHS. Under the agreement, NHS will receive an amount equal to the five-year cash flow of the water heater contract discounted at an agreed upon rate. Home Trust Company will then in return receive the customer payments on the water heaters for the next five years. The initial funding received up to March 31, 2010, was $65.4 million and total funding is expected to be approximately $90 million over the next year.

Selected financial information

(thousands of dollars)

Date of acquisition (July 1, 2009) to March 31, 2010
Sales per financial statements	$8,886
Cost of sales	1,837

Gross margin	7,049
Selling expenses	2,824
General and administrative expense	5,789
Interest expense	818
Capital expenditures	24,544
Amortization	1,975

Total number of water heaters installed	77,000

32    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

Just Energy has owned NHS since July 1, 2009, and therefore, results reflect only the nine months of operation ending March 31, 2010. For the nine months ended March 31, 2010, NHS had sales of $8.9 million and gross margin of $7.1 million. The cost of sales for the year was $1.8 million and represents the amortization of the installed water heaters for the customer contracts signed to date. Selling expenses for fiscal 2010 were $2.8 million and include the amortization of commission costs paid to the independent agents, automobile fleet costs, advertising and promotion, and telecom and office supplies expenses. General and administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, amounted to $5.8 million for the year ended March 31, 2010. Capital expenditures, including installation costs, amounted to $24.5 million. Amortization costs were $2.0 million for the current year and include not only the depreciation on capital assets noted above but also the amortization of the water heater contracts and customer relationships acquired in the purchases of Universal and Newten Home Comfort Inc.

The growth of NHS has been rapid and, combined with the Home Trust Company financing, is expected to be self-sustaining on a cash flow basis. A number of independent sales contractors, previously marketing gas and electricity, have been redeployed to water heaters resulting in lower Ontario customer additions in energy marketing. Overall, management believes this is the best utilization of the sales force in the Ontario market given the existing gas and electricity market conditions.

Ethanol division (TGF)

TGF continues to improve plant production and run time of the Belle Plaine wheat-based ethanol facility. For the year ended March 31, 2010, the plant had achieved an average production capacity of 62% with capacity expected to rise upon completion of the grain-milling upgrade discussed below.

The ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact distributable cash from Just Energy’s core business.

Selected financial information

(thousands of dollars)

Date of acquisition (July 1, 2009) to March 31, 2010
Sales per financial statements	$56,455
Cost of sales	51,945

Gross margin	4,510
General and administrative expense	9,089

Interest expense	5,107
Capital expenditures	4,599
Amortization	1,079

Results of operations

Just Energy has owned 66.7% of TGF since July 1, 2009, and therefore results reflect only the nine months of operations to March 31, 2010. During fiscal 2010, TGF had sales of $56.5 million and realized gross margin of $4.5 million. During the current year, the plant produced 69.4 million litres of ethanol and 66,487 metric tonnes of distillers dried grain. For the nine months ended March 31, 2010, TGF incurred $9.1 million in general and administrative expenses and $5.1 million in interest charges. Production levels were below the 150-million-litre annual plant design capacity as a result of production bottlenecks primarily in grain milling until late in the fourth quarter. The first phase of the installation of the new grain milling equipment was completed on March 1, 2010, to address this bottleneck and enable production to achieve the design capacity. For the months of March and April 2010, production capacity increased to 73%. Capital expenditures, including installation costs, for the year amounted to $4.6 million and include the assets related to the grain-milling project.

TGF receives a federal subsidy related to an agreement signed on February 17, 2009, based on the volume of ethanol produced. During the nine months ended March 31, 2010, the subsidy was 10 cents per litre on ethanol produced. Through fiscal 2011, this subsidy will be 9 cents per litre on ethanol produced. This amount declines through time to 5 cents per litre of ethanol produced in fiscal 2015, the last year of the agreement.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overall consolidated results

General and administrative expenses

General and administrative costs were $88.4 million for the year ended March 31, 2010, representing a 48% increase from $59.6 million in fiscal 2009. This was primarily due to the inclusion of administrative costs for NHS and TGF as well as the addition of a portion of Universal’s energy marketing administrative costs.

	Fiscal 2010	Fiscal 2009	Variance
Energy marketing	$73,545	$59,586	$13,959
NHS	5,789	—	5,789
TGF	9,089	—	9,089

Total general and administrative expenses	$88,423	$59,586	$28,837

Overall, energy marketing general and administrative costs were up 23% in fiscal 2010 versus last year to support the 28% increase in total customers. The increased costs include additional collection costs, staff and professional fee expenditures on review of potential acquisitions and the Fund’s conversion plan, IFRS and other corporate development activities. Total corporate headcount increased by 28% to a total of 900 full-time employees. Both NHS and TGF are in the start-up phase and management is confident that they both will offset their start-up costs with distributable cash in future periods. Overall, after integrating Universal, management expected to reduce combined Just Energy and Universal general and administrative costs by $10 million per year on an ongoing basis. This target has been exceeded on a current run rate basis and the rate of growth in general and administrative costs should slow in fiscal 2011 through achieved synergies.

Marketing expenses

Marketing expenses, which consist of commissions paid to independent sales contractors for signing new customers, expenses to operate the regional sales offices and an allocation of corporate marketing costs, were $95.8 million, an increase of 41% from $68.1 million in fiscal 2009.

This reflects increased customer additions of 28% versus the same period last year and increased recruiting costs resulting in 52% more active independent sales contractors. In addition, higher sales office expenses resulting from expansion and further development of the commercial product offerings, increased the costs in fiscal 2010.

Marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the year. Marketing expenses to maintain gross margin increased by 50% to $62.8 million in fiscal 2010, as compared to $41.9 million last year. The increase resulted from higher customer attrition driven by a continued weak U.S. economy and a greater number of renewals and associated costs versus last year.

Marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new and renewed customers during the year. Marketing expenses to add new gross margin in fiscal 2010 totalled $33.0 million, an increase of 26% from $26.2 million in the prior year.

The actual aggregation costs per customer added were as follows:

	Fiscal 2010	Fiscal 2009
Natural gas
Canada	$215/RCE
United States	174/RCE
Total gas	182/RCE	$194/RCE

Electricity
Canada	$188/RCE
United States	161/RCE
Total electricity	168/RCE	$156/RCE

Actual total aggregation costs for gas and electricity customers for fiscal 2010 were $182 per customer for gas and $168 per customer for electricity. The main contributor to lower costs in the U.S. was the 4% decline in the U.S. dollar versus the Canadian dollar year over year. The increase in per customer aggregation cost in Canada is due to two reasons: a JustGreen customer generates a higher commission commensurate with its higher margin, and secondly, increased commission rates stimulate sales in heavily penetrated Canadian markets.

34    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unit based compensation

Compensation in the form of units (non-cash) granted by the Fund to the directors, officers, full-time employees and service providers of its subsidiaries and affiliates pursuant to the 2001 unit option plan, the 2004 unit appreciation rights plan and the directors’ deferred compensation plan amounted to $4.8 million, an increase of 16% from the $4.1 million paid in fiscal 2009. The increased expense is a result of the increase in the number of fully paid unit appreciation rights awarded to employees in fiscal 2010.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, Maryland and California, Just Energy assumes the credit risk associated with the collection of all customer accounts. In addition, for large direct-billed accounts in B.C. and Ontario, the Fund is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense for fiscal 2010 was $17.9 million, up 29% from $13.9 million expensed last year. The bad debt expense increase was mainly due to the 19% increase in total revenues where Just Energy assumes the risk for accounts receivable collections and higher percentage losses in Texas. For the year ended March 31, 2010, the bad debt expense of $17.9 million represents approximately 2.8% of $649.3 million in revenues. In fiscal 2009, the total bad debt expense was $13.9 million, or 2.6%, of $543.5 million in revenue.

Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

Overall, bad debt expense is expected to remain near the upper end of the 2% to 3% target until there is a sustained residential real estate recovery in the U.S. As discussed earlier, management has taken an aggressive position with regards to returning customers to utility default services or disconnecting delinquent customers to ensure that bad debt expense is managed through the heavy heating season. Bad debt as a percentage of revenue has declined from 3.3% in the third quarter to 2.8% in the fourth quarter of fiscal 2010.

For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a fee.

Interest expense

Total interest expense for the year ended March 31, 2010, amounted to $16.1 million, up from $3.9 million in fiscal 2009. The large increase noted in the year primarily relates to the $5.0 million in interest expense relating to the Universal convertible debenture and interest payments of $5.1 million made on debt associated with TGF.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income (loss) for fiscal 2010. For the year, a foreign exchange unrealized gain of $26.6 million was reported in other comprehensive income (loss) versus a $1.9 million unrealized loss reported in the prior year. In the first quarter of fiscal 2010, a total of $23.0 million in U.S. funds was repatriated back to Canada.

The Fund retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into when it is determined that any surplus U.S. cash is not required for new acquisition opportunities. Overall, a weak U.S. dollar decreases sales and gross margin but this is partially offset by lower operating costs denominated in U.S. dollars.

Class A preference share distributions

The remaining holder of the Just Energy Corp. (“JEC”) Class A preference shares (which are exchangeable into units on a 1:1 basis) is entitled to receive, on a quarterly basis, a payment equal to the amount paid or payable to a Unitholder on an equal number of units. The total amount paid for the year ended March 31, 2010, including tax and the Special Distribution amounted to $7.6 million versus $7.7 million paid in fiscal 2009. These distributions on the Class A preference shares are reflected in the Statement of Unitholders’ Equity of the Fund’s consolidated financial statements, net of tax.

Special Distribution

The Fund under-distributed its taxable income in calendar 2009 and 2008 and would have been subject to tax at 46% for any undistributed taxable income. In order to ensure that all of the taxable income is distributed to its Unitholders, the Board of Directors concluded that it would be preferable to pay out a Special Distribution to effectively allocate all of the taxable income to the Unitholders. The Special Distribution was $26.7 million ($0.20 per unit) and was paid as 100% cash to the holders of units, unit appreciation rights (“UARs”), deferred unit grants (“DUGs”), Class A preference shares and JEEC Exchangeable Shares. The amount was funded by operating cash flow and the Fund’s credit facility and was paid on January 30, 2010. In fiscal 2009, a Special Distribution of $18.6 million ($0.165 per unit) was declared in the third quarter.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recovery of income tax

For the years ended March 31

(thousands of dollars)

	Fiscal 2010	Fiscal 2009
Current income tax expense	$19,253	$3,861
Amount credited to Unitholders’ equity	2,501	2,767
Future tax recovery	(122,014)	(64,088)

Recovery of income tax	$(100,260)	$(57,460)

The Fund recorded a current income tax expense of $19.3 million for the year versus $3.9 million of expense in fiscal 2009. The change is due to income tax expense incurred by the Universal entities.

Also included in the income tax provision is an amount relating to the tax impact of the distributions paid to the Class A preference shareholder of JEC. In accordance with EIC 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, all Class A preference shares are included as part of Unitholders’ equity and the distributions paid to the shareholders are included as distributions on the Statement of Unitholders’ equity, net of tax. For the year ended March 31, 2010, the tax impact of these distributions, based on a tax rate of 33%, amounted to $2.5 million as compared to $2.8 million in fiscal 2009. During the current and past year, the Fund had significant temporary differences attributed to mark to market losses from financial derivatives, among which a substantial portion is expected to be realized subsequent to 2010. As the Fund will convert to a taxable Canadian corporation after 2010 (hereinafter defined as the “Conversion”), as per its announcement in January 2010, it is now recording the future tax benefits of these mark to market losses which are expected to be realized post Conversion. As a result, a future tax recovery of $122.0 million has been recorded in fiscal 2010.

After the Conversion during the fourth quarter of calendar 2010, the Fund will be taxed as a taxable Canadian corporation from that date onwards. Therefore, the future tax asset or liability associated with Canadian liabilities and assets recorded on the balance sheet as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued at that time to the extent that there is taxable income in the Fund or its underlying operating entities.

The U.S.-based corporate subsidiaries are subject to U.S. income taxes on their taxable income determined under U.S. income tax rules and regulations. During the year, the U.S. subsidiaries (other than the newly acquired UG&E and Commerce) had fully utilized their combined operating losses for tax purposes carried over from prior years, and after taking these tax losses into effect, recorded a $0.9 million current U.S. federal income tax for the year. These U.S. entities had also recorded a combined U.S. state income tax of $2.0 million for the year. Both UG&E and Commerce had no operating losses carried forward and generated taxable income during the year, and as a result, income tax expense of $1.4 million and $2.8 million were recorded for these entities respectively during the year, which have been included in the current income tax expense amounts as noted above.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A valuation allowance is recorded against a future income tax asset if it is not more likely than not that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

Liquidity and capital resources

Summary of cash flows

For the years ended March 31

(thousands of dollars)

	Fiscal 2010	Fiscal 2009
Operating activities	$158,273	$172,767
Investing activities	(37,466)	(8,187)
Financing activities, excluding distributions	46,666	2,330
Gain (loss) on foreign exchange translation	(3,861)	2,691

Increase in cash before distributions	163,612	169,601
Distributions (cash payments)	(162,574)	(137,817)

Increase (decrease) in cash	1,038	31,784
Cash – beginning of year	59,094	27,310

Cash – end of year	$60,132	$59,094

36    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating activities

Cash flow from operating activities for the year ended March 31, 2010, was $158.8 million, a decrease from $172.8 million in the prior comparable year. The decrease is primarily attributable to an increase in gross margin during fiscal 2010 that was partially offset by higher amortization on the acquired customer contracts from Universal and unrealized income related to the financial instruments recorded in the year.

Investing activities

The Fund purchased capital and recorded intangible assets totalling $37.5 million during the year, an increase from $8.2 million in the prior year. Capital asset purchases and intangibles amounted to $47.6 million for fiscal 2010, compared with $6.3 million last year. During the year, a total of $24.5 million was spent on water heater purchases for NEC. During the second quarter of fiscal 2010, the Fund completed the acquisition of Universal in consideration for JEEC Exchangeable Shares valued at $239.9 million. For further information on the acquisition see page 20. On July 2, 2009, NEC acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest of NHCLP. Accordingly, NHCLP became a wholly owned subsidiary of Just Energy. NEC, which began operations in April 2008, operates under the trade name of National Home Services. In the second quarter of fiscal 2009, Just Energy purchased substantially all of the commercial and residential customer contracts of CEG in British Columbia for $1.8 million. CEG was a western Canadian marketer of natural gas wholly owned by SemCanada Energy Company, both of which filed for creditor protection under the Companies’ Creditors Arrangement Act on July 30, 2008. As well, in fiscal 2009, the Fund entered into a limited partnership to form NHCLP for an investment of $0.5 million.

Financing activities

Financing activities, excluding distributions, relate primarily to the drawdown of the operating line for working capital requirements as well as borrowing requirements for TGF. See page 38 for an additional discussion on “Long-term debt and financing”.

The Fund’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. Approximately 50% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract with most of the remaining 50% being paid after the energy commodity begins flowing to the customer.

The elapsed period between the times when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions (cash payments)

Investors should note that due to the institution of a distribution reinvestment program (“DRIP”) in 2007, a portion of dividends declared are not paid in cash. Under the program, Unitholders can elect to receive their distributions in units at a 2% discount to the prevailing market price rather than the cash equivalent.

During the year, the Fund made cash distributions to its Unitholders in the amount of $162.6 million, compared to $137.8 million in the prior year, an increase of 18%. The increase in distributions is a result of the JEEC Exchangeable Shares that were converted into units during the last three quarters of the fiscal year as well as the dividends paid on the Exchangeable Shares.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing customer base, and distributions to its Unitholders.

At the end of the year, the annual rate for distributions per unit was $1.24. The Fund intends to make distributions to its Unitholders, based upon cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expenses of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month.

Balance sheet as at March 31, 2010, compared to March 31, 2009

Cash increased from $59.1 million as at March 31, 2009, to $60.1 million at March 31, 2010. Long-term debt excluding the current portion has increased to $231.8 million from $76.5 million as a result of the Universal acquisition and is detailed on page 20. The Just Energy original credit facility decreased to $57.5 million and relates to the normal injection of gas into storage and various other working capital requirements. Working capital requirements in the U.S. and Alberta result from the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs. Restricted cash has increased to $18.7 million from $7.6 million as at March 31, 2009, due to additional cash collateral postings related to supply procurement and credit support for the Universal, Commerce and TGF entities.

The increase in accounts receivable from $249.5 million to $348.9 million is primarily attributable to the increase in sales during the period as a result of the Universal acquisition and customer growth. Accounts payable and accrued liabilities has also increased from $173.8 million to $227.0 million relating to added consumption as a result of the 430,000 Universal customers acquired on July 1, 2009, and current year net customer additions of 73,000.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gas in storage has decreased from $6.7 million to $4.1 million for the year ended March 31, 2010. This balance reflects injections into storage for the Illinois, New York and Indiana customer base, which occur from April to November.

At the end of the year, customers in Ontario, Manitoba and Quebec had consumed more gas than was supplied to the LDCs for their use. Since Just Energy is paid for this gas when delivered yet recognizes revenue when the gas is consumed by the customer, the result on the balance sheet is the unbilled revenue amount of $20.8 million and accrued gas accounts payable of $15.1 million. As at March 31, 2009, Just Energy had unbilled revenues amounting to $57.8 million and accrued gas accounts payable of $41.4 million.

Prepaid expenses have increased from $2.0 million to $20.0 million for the current year. The increased balance relates to tax, rent and various prepayments from the Commerce, Universal, TGF and NEC entities.

Future income tax assets of $114.3 million recorded in fiscal 2010 primarily related to the conversion of Just Energy to a taxable Canadian corporation late in calendar 2010.

Property, plant and equipment increased to $218.6 million from $20.0 million last year primarily due to the acquisition of Universal and the inclusion of the plant assets from TGF and water heater purchases made in fiscal 2010. Intangible assets and goodwill increases in the current year again relate to the acquisition of Universal on July 1, 2009.

Long-term debt and financing

As at March 31

(thousands of dollars)

	Fiscal 2010	Fiscal 2009
Original credit facility	$57,500	$76,500
TGF credit facility	41,313	—
TGF debentures	37,001	—
TGF term loan	10,000	—
JEEC convertible debentures	83,417	—
NEC Home Trust Company financing	65,435	—

Original credit facility

On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170 million to $250 million. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of the lenders thereunder. Under the new terms of the credit facility, effective July 1, 2009, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at Canadian and U.S. prime plus 3.0%, and letters of credit at 4.0%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2010 and 2009, all of these covenants have been met.

TGF credit facility

A credit facility of up to $50.0 million, established with a syndicate of Canadian lenders led by Conexus Credit Union, was arranged to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 2%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010, postponing the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010 and ending March 31, 2011.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40.0 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1.0 million per quarter. The agreement includes certain financial covenants the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the debenture until April 1, 2011.

38    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

TGF term/Operating facilities

TGF also maintains a working capital facility for $10.0 million with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. In addition, TGF has a working capital operating line of $7.0 million bearing interest at prime plus 1%, of which $3.2 million was drawn via overdraft and is included in bank indebtedness, and $1.6 million of letters of credit have also been issued.

JEEC convertible debentures

In conjunction with the acquisition of UEG on July 1, 2009, JEEC also assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007 which have a face value of $90 million. The debentures mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 27.3 units of the Fund representing a conversion price of $36.63 per Exchangeable Share.

The debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

NEC Home Trust Company financing

On January 18, 2010, NEC announced that it had entered into a long-term financing agreement for the funding of new and existing rental water heater contracts for NHS. Pursuant to the agreement, NHS will receive financing equal to the net present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and as settlement, and is required to remit all proceeds received from customers on the water heater contracts for the first five years. The financing agreement is subject to a holdback provision, whereby 3% of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. NEC is required to meet a number of covenants under the agreement and as at March 31, 2010, all of these covenants have been met.

Contractual obligations

In the normal course of business, the Fund is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	$ 000,000	$ 000,000	$ 000,000	$ 000,000	$ 000,000
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Accounts payable and accrued liabilities and unit distribution payable	$240,132	$240,132	$—	$—	$—
Bank indebtedness	8,236	8,236	—	—	$—
Long-term debt	301,249	62,829	120,475	117,945	—
Interest payment	54,312	16,040	24,466	12,260	1,546
Property and equipment lease agreements	28,785	8,084	10,543	5,330	4,828
EPCOR billing, collections and supply commitments	20,220	12,132	8,088	—	—
Grain production contracts	57,893	36,059	21,438	396	—
Gas and electricity supply purchase commitments	3,533,371	1,494,003	1,621,623	415,680	2,065

	$4,244,198	$1,877,515	$1,806,633	$551,611	$8,439

Other obligations

The Fund is also subject to certain contingent obligations that become payable only if certain events or rulings were to occur. The inherent uncertainty surrounding the timing and financial impact of these events or rulings prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings. In the opinion of management, the Fund has no material pending actions, claims or proceedings that have not been either included in its accrued liabilities or in the financial statements.

Transactions with related parties

The Fund does not have any material transactions with any individuals or companies that are not considered independent to the Fund or any of its subsidiaries and/or affiliates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical accounting estimates

The consolidated financial statements of the Fund have been prepared in accordance with Canadian GAAP. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, marketing and general and administrative expenses. Significant areas requiring the use of management estimates include the allowance for doubtful accounts, estimates of the useful life and estimated fair value of property, plant and equipment, and impairments thereon valuation of goodwill and intangibles and the impairment thereon, valuation allowance for future tax assets, the determination of the fair value of financial instruments, as the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts, and the determination of unit based compensation. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. The Fund might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered. This obligation is also valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, Maryland and California. In addition, for large direct-billed accounts in B.C. and Ontario, the Fund is responsible for the bad debt risk. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, the Fund may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed during fiscal 2010 and as a result of the review, it was determined that no impairment of goodwill existed at March 31, 2010.

Fair value of derivative financial instruments and risk management

The Fund has entered into a variety of derivative financial instruments effectively all related to future supply contracts as part of the business of purchasing and selling gas, electricity and the JustGreen energy option. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and to provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to match its estimated delivery or green commitment obligations.

The Fund’s business model’s objective is to minimize commodity risk other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated requirements of its customers with offsetting hedges of natural gas, electricity, renewable energy certificates and carbon offsets at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting the Fund’s price exposure and serves to fix acquisition costs of gas, electricity and renewables to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

The financial statements are in compliance with Section 3855 of the CICA Handbook, which requires a determination of fair value for all derivative financial instruments. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portion of the hedge. This calculation permitted the change in fair value to be predominantly accounted for in the statement of other comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) is determined using market information at the end of each quarter. Management believes the Fund remains economically hedged operationally across all jurisdictions.

40    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Preference shares of JEC and trust units

As at May 19, 2010, there were 5,263,728 Class A preference shares of JEC outstanding and 124,857,456 units of the Fund outstanding.

JEEC Exchangeable Shares

A total of 21,271,804 Exchangeable Shares of JEEC were issued on July 1, 2009, for the purchase of Universal. JEEC shareholders have voting rights equivalent to the Fund’s Unitholders and their shares are exchangeable on a 1:1 basis. As at May 19, 2010, 16,966,547 shares had been converted and there were 4,305,257 Exchangeable Shares outstanding.

Taxability of distributions

Cash and unit distributions received in calendar 2009 were allocated as 100% other income. Additional information can be found on our website at www.justenergy.com. Management estimates the distributions for calendar 2010 to be allocated in a similar manner to that of 2009.

Adoption of new accounting policies

As of April 1, 2009, the Fund adopted a new accounting standard that was issued by CICA in Handbook Section 3064, Goodwill and Intangible Assets, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Just Energy adopted this standard retroactively as required by the standards.

In June 2009, CICA amended Handbook Section 3862, Financial Instruments – Disclosures, to adopt the amendments recently made by the International Accounting Standards Board (“IASB”) to IFRS 7, Financial Instruments – Disclosures. The amendments require enhanced disclosure requirements about the fair value measurement, including the relative reliability of the inputs used in those measurements and about the liquidity risk of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009; therefore, the Fund has included these additional disclosures for the year ended March 31, 2010. As this standard only addresses disclosure requirements, there is no impact on the financial position of the Fund.

Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business Combinations

In October 2008, CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP but there are significant differences on recognition, measurement and disclosures.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of financial statements under IFRS for the year ending March 31, 2012.

Based on the initial assessment of the differences between Canadian GAAP and IFRS relevant to the Fund, an internal project team was assembled and a conversion plan was developed in March 2009 to manage the transition to IFRS. Project status reporting is provided to senior executive management and to the Audit Committee on a regular basis. We have also engaged an external advisor.

Our project consists of three phases: IFRS diagnostic assessment, solution development and implementation. The diagnostic phase, which was completed in 2009, involved a high-level review and the identification of major accounting differences between current Canadian GAAP and IFRS applicable to Just Energy. The Fund has recently completed phase 2, the solution development phase, including substantial completion of all policy papers which have been discussed with the external auditors. The IFRS project team is currently engaged in the implementation phase, which is the final phase of the project. This phase involves approval of the accounting policy choices, completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, key personnel training and the monitoring of standards currently being amended by the IASB. Just Energy has also commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Fund’s project.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The initial assessment phase determined that the areas with the highest potential to significantly impact the fund include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, employee benefits as well as the first time adoption of IFRS (“IFRS 1”).

The Fund has selected IFRS 1 elective exemptions which are practical and provide the most relevant presentation on conversion to IFRS. The primary result of the exemptions selected is to apply certain IFRS differences prospectively, minimizing adjustments to the IFRS opening balance sheet.

It is expected that several transitional adjustments and changes in accounting policies will be made on the transition to IFRS. The transitional adjustments and subsequent accounting may result in other business impacts such as impacts on the debt covenants and capital requirements disclosure. The Fund is currently determining the direction of changes and quantifying the adjustments which cannot be reasonably determined at this time.

Based on the work completed to date, the transition is expected to have minimal impact on information technology and internal controls over financial reporting of the Fund.

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, some future risks may be as yet unknown, and other risks, currently regarded as immaterial, could turn out to be material.

Credit, commodity and other market-related risks

Availability of supply

The risk of supply default is mitigated through credit and supply diversity arrangements. The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties. Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers. Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Constellation, Société Générale, Sempra and CP Energy Marketing (formerly and also known as “EPCOR”). Other suppliers represent less than 1% of our gas and 2% of our electricity supply.

Volatility of commodity prices – Enforcement

A key risk to the Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow. Continual monitoring of margin and exposure allows management of Just Energy time to adjust strategies, pricing and communications to mitigate this risk.

Availability of credit

In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered). Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy’s available credit. In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs. Cash flow and distributions could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. To mitigate credit availability risk and its potential impact to cash flows, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the credit facility hold security over substantially all of the assets of Just Energy (other than AESLP, NEC and TGF). AESLP, in turn, has similar arrangements in place solely with EPCOR. Other commodity suppliers’ security requirements are met through cash margining, guarantees and letters of credit. The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. To date, the credit facility and related security agreements have met the collateral posting and operational requirements of the business. Just Energy continues to monitor its credit and security requirements. Just Energy’s business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements.

42    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy manages its estimated customer requirements, net of contracted commodity to zero, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated distributions. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above-market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Market risk governance

Just Energy has adopted a corporate-wide Risk Management Policy governing its market risk management and any derivative trading activities. An internal Risk Committee, consisting of senior officers of Just Energy monitors company-wide energy risk management activities as well as foreign exchange and interest rate activities. There is also a Risk Committee of the Board that oversees management. The Risk Office and the internal Risk Committee monitor the results and ensure compliance with the Risk Management Policy. The Risk Office is responsible for ensuring that Just Energy manages the market, credit and operational risks within limitations imposed by the Board of Directors in accordance with its Risk Management Policy. Market risks are monitored by the Risk Office and internal Risk Committee utilizing industry-accepted mark to market techniques and analytical methodologies in addition to company-specific measures. The Risk Office operates and reports independently of the traders. The failure or inability of Just Energy to comply with and monitor its Risk Management Policy could have an adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks

Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors. The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Customer credit risk

In Alberta, Pennsylvania, Maryland, California, Texas and Illinois, credit review processes have been implemented to manage customer default as Just Energy has credit risk in these markets. The processes are also applied to commercial customers in other jurisdictions. In addition, there is a credit policy that has been established to govern these processes. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse affect on the operations and cash flow of Just Energy. Management factors default from credit risk in its margin expectations for all customers in Illinois, Pennsylvania and Alberta and commercial customers where Just Energy has the credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated distributions. Counterparty limits are established within the Risk Management Policy. Any exception to these limits requires approval from the Board of Directors of JEC. The Risk Office and internal Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Electricity supply – Balancing risk

It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity swaps in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For certain Texas and commercial customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate the estimated associated costs. In certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized.

Natural gas supply – Balancing risk

It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas physical forwards in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and has an options strategy that covers forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. The cost of this strategy is incorporated in the price to the customer. To the extent that forecast balancing requirements are outside the options purchased, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow. In addition, for certain commercial customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate for the estimated associated costs.

Operational risks

Information technology systems

Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information and to electronically record each customer telephone interaction. Just Energy’s information systems also help management forecast new customer enrolments and their energy requirements, which help ensure that the Fund is able to supply its new customers’ estimated average energy requirements without exposing the Fund to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

Reliance on third party service providers

In all jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services except as follows: in the province of Alberta and state of Texas, where Just Energy is required to invoice and receive payments directly from its customers; in Illinois, where Just Energy is responsible for collection of defaulted amounts; in British Columbia and California, where Just Energy is required to invoice and receive payments from certain commercial customers and in Ontario, where Just Energy would be responsible for collection of defaulted amounts in respect of certain large volume users in one utility territory. To date, no defaults have been experienced in this last category. In 2005, Just Energy entered into a five-year agreement with EPCOR for the provision of billing and collection services for all of Just Energy’s customers in Alberta which was amended and extended in December 2008. Pursuant to the amended agreement, EPCOR will continue to provide billing and collection services for AESLP until November 30, 2011, with respect to AESLP’s existing customers. In the late summer of 2009, Just Energy began billing and collection services directly for all new customers signed and renewed customers. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

Outsourcing and offshoring arrangements

Just Energy has outsource arrangements predominantly to support the call centre’s requirements for business continuity plans and independence for regulatory purposes. Contract data input is also outsourced as is some business continuity and disaster recovery. Some of the outsourcing contracts are offshore. As with any contractual relationship, there are inherent risks to be mitigated and these are actively managed, predominantly through quality control measures and regular reporting.

Competition

A number of companies (including Direct Energy, Superior Energy and MX Energy) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage. This may limit the number of customers available for marketers including Just Energy.

44    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dependence on independent sales contractors

Just Energy must retain qualified independent sales contractors despite competition among Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors, Just Energy’s customer additions and renewals may decrease and the Fund may not be able to execute its business strategy. The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors. There can be no assurance that competitive conditions will allow these independent contractors, who are not employees of Just Energy or its affiliates, to achieve these customer additions. Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. On occasion, an independent contractor may make a claim that they are entitled to a benefit pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed by regulatory bodies in many instances, but Just Energy is currently appealing the findings of two regulatory bodies (one in Canada and one in the U.S.). Should Just Energy be unsuccessful in its appeals, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors such as income tax treatment. Such a decision could have a material adverse effect on the operations and cash flow of Just Energy.

Electricity and gas contract renewals and attrition rates

As at March 31, 2010, Just Energy held long-term electricity and gas contracts reflecting approximately 2,293,000 long-term RCEs, and the renewal schedule for the contracts is noted on page 31. Just Energy has experienced contract attrition rates of approximately 13% in Canada and 16% in the U.S. for electricity with rates of 10% and 30% being realized for Canada and the U.S., respectively, for gas. Management forecasts using a combination of experienced and expected attrition per year; however, there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 31 for further discussion on “Failed to renew”. Just Energy’s experience is that approximately 73% and 79% of its Canadian and U.S. electricity customers, respectively, and 61% and 67% of its Canadian and U.S. gas customers, respectively, have renewed at the expiry of the term of their contract.

Cash distributions are not guaranteed and will fluctuate with the performance of Just Energy

Although Just Energy intends to distribute the interest and other income it earns less expenses and amounts, if any, paid by Just Energy in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by the Fund’s affiliates and paid, directly or indirectly to the Fund. The ability to distribute and the actual amount distributed in respect of the units will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with credit facility obligations), the sustainability of margins, the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers, the ability of Just Energy to secure additional gas and electricity contracts and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Fund’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) on to customers. Cash distributions are not guaranteed and will fluctuate with the performance of the Fund’s affiliates and other factors.

Earnings volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may be misconstrued as instability, thereby impacting access to capital. Management ensures there is adequate disclosure for both the mark to market and seasonality to mitigate this risk.

Model risk

The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modelling error goes undetected in the vetting process.

Commodity alternatives

To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital asset and replacement risk

The retail business does not invest in a significant capital asset program; however, the water heater business and the ethanol plant are more capital-intensive businesses. The risk associated with water heater replacement is considered minimal as there are several suppliers of high efficiency tanks to source replacements, and individually, the units are not material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant value associated and capital asset replacements could significantly impact operations during periods of upgrade or repair. Management monitors this risk in the ethanol business to ensure continuity of operations as demonstrated through the recent hammer mill project that replaced the roller mill technology.

Credit facilities and other debt arrangements

The credit facility maintained by Just Energy L.P. and Just Energy (U.S.) Corp. (“JEUS”) is in the amount of $250 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts (except for those owned by AESLP). There are various covenants pursuant to the credit facility that govern the activities of the Fund and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection. To date, the Fund’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the credit facility and it becomes unavailable, it could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of the Fund if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and an undertaking of TGF. These facilities include certain financial covenants of which certain requirements have not been met within the last year and have been waived by the lenders for fiscal 2011. The lenders have also agreed to defer certain principal payments during fiscal 2011. In addition, there is a term loan for $10 million and a working capital operating line of $7 million. The term loan is secured by liquid investments on deposit with the lender. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms or at all given the compliance issues that TGF experienced under the facilities in 2009, which could result in the Belle Plaine facility ceasing to operate and a loss of the security pledged by TGF as security for advances under such credit facilities.

The Fund has guaranteed JEEC’s obligations under the JEEC debentures in connection with the Universal acquisition. Risks associated with these debentures include dilution to Unitholders in the event they are converted into JEEC Exchangeable Shares, or JEEC Exchangeable Shares are issued to satisfy JEEC’s obligations upon maturity or redemption, and such JEEC Exchangeable Shares are subsequently exchanged for units.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters (see page 39 for more information). In the event this financing becomes unavailable, it could have a material adverse affect on the Fund’s home services business.

Disruptions to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties, and thereafter, Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there would be no revenue or associated cost of sales to report for the affected areas.

Expansion strategy and future acquisitions

The Fund plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Fund from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Fund’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Fund realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on the Fund’s business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition. Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal, regulatory and securities risks

Legislative and regulatory environment

Just Energy operates in the highly regulated natural gas and electricity retail sales industry in the provinces of Ontario, Manitoba, Quebec, British Columbia and Alberta and in the states of Illinois, Indiana, New York, Michigan, Ohio, California, Pennsylvania, New Jersey, Maryland and Texas. It must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations. There is potential for change to this legislation and these regulatory measures that may, favourably or unfavourably, impact Just Energy’s business model. As part of doing business as a door-to-door marketing company, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licences. Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may, favourably or unfavourably, impact Just Energy’s business model. Just Energy has a dedicated team of in-house regulatory advisors to ensure adequate knowledge of the legislation and regulations in order that operations may be advised of regulations pursuant to which procedures are required to be implemented and monitored to maintain licence status. When new markets are entered, the team assesses the market and determines if additional expertise (internal or external) is required. There is also a team that monitors and addresses complaints with a view to mitigating underlying causes of complaints.

In addition to the complaints and class actions referenced herein and litigation in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 51 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract our executive team from the conduct of Just Energy’s daily business. The adverse resolution of any specific lawsuit could have a material adverse effect on our ability to favourably resolve other lawsuits and could adversely affect the Fund’s financial condition and liquidity.

Investment eligibility

Just Energy will endeavour to ensure that the units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of units, convertible debentures and exchangeable shares

Securities such as the units, convertible debentures and exchangeable shares are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units, convertible debentures and exchangeable shares do not represent a direct investment in the natural gas or electricity wholesale business and should not be viewed by investors as shares or securities in any of the Fund’s affiliates. As holders of units, subject to the Trust Beneficiaries’ Liability Act, 2004, Unitholders do not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring “oppressive” or “derivative” actions. The units represent a fractional interest in the Fund. The Fund’s primary assets are its direct and indirect interests in the securities of its affiliates. The price per unit is, among other things, a function of anticipated distributable income.

Redemption right

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investments. JEC notes, notes of OESC Exchangeco II Inc. (“Exchangeco II”), a wholly owned subsidiary of the Fund, and the Fund notes (of which none are outstanding) may be distributed in specie to Unitholders in connection with a redemption and will not be listed on any stock exchange and no established market is expected to develop for such JEC notes, Exchangeco II notes and the Fund notes. Cash redemptions are subject to limitations.

Unitholder limited liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its assets or obligations, and in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholders’ share of the Fund’s assets.

The Declaration of Trust further provides that the trustee and the Fund shall make all reasonable efforts to include, as a specific term of any obligations or liabilities being incurred by the Fund or the trustee on behalf of the Fund, a contractual provision to the effect that neither the Unitholders nor the trustee have any personal liability or obligations in respect thereof. The Administration Agreement contains such provisions. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. As the Fund’s activities are generally limited to investing in securities issued by its affiliates, the possibility of any personal liability of this nature arising is considered remote.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 16, 2004, the Government of Ontario passed the Trust Beneficiaries’ Liability Act, 2004, which limits the liability of holders of trust units, in a manner similar to that afforded to holders of shares of Ontario incorporated limited liability corporations. The legislation provides that the beneficiaries of a trust are not as beneficiaries, liable for any act, default, obligation or liability of the trust or any of its trustees that arises after the act became law if, when the act or default occurs or the obligation or liability arises: (a) the trust is a reporting issuer under the Securities Act (Ontario); and (b) the trust is governed by the laws of Ontario. The Fund is a reporting issuer under the Securities Act (Ontario) and is governed by the laws of Ontario. However, the courts have not yet had an opportunity to consider this legislation.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Fund.

Distribution of common shares and notes on termination of the Fund

Upon termination of the Fund, the trustee may distribute the common shares, Exchangeco common shares, JEC notes, Exchangeco II notes and the Fund notes directly to the Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the common shares, Exchangeco common shares, Exchangeco II notes, JEC notes, or the Fund notes. In addition, the common shares, Exchangeco common shares, Exchangeco II notes, JEC notes and the Fund notes are not freely tradable and are not currently listed on any stock exchange.

The Fund may issue additional units diluting existing Unitholders’ interests

The Declaration of Trust authorizes JEC as administrator to cause the Fund to issue an unlimited number of units for such consideration and on such terms and conditions as shall be established by the Administrator without the approval of any Unitholders. Additional units have been and will be issued by the Fund on the exercise of the Exchangeco II Exchange Rights relating to the Class A preference shares.

Restrictions on potential growth

The payout by the Fund’s affiliates of the vast majority of all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of such funds could limit the future growth of Just Energy and its cash flow.

Changes in securities legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the Fund ceases to qualify as a “mutual fund trust” under the Tax Act, the units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans.

Risks relating to certain of the Fund’s subsidiaries

The following risk factors relate to the respective businesses conducted by TGF and NHS, subsidiaries of the Fund acquired pursuant to the Universal acquisition, and are in addition to the risk factors set forth above and in the Annual Information Circular. The Fund’s subsidiaries are immaterial to the total result of the business. TGF and NHS had a net loss of $9.7 million versus the total net income of $231.5 million realized by the Fund for the year ended March 31, 2010. In addition, TGF and NHS generated 2.8% of the gross margin for the year ended March 31, 2010, and held 19% of the total assets.

Leverage and restrictive covenants

TGF’s use of debt financing makes it more difficult for it to operate because it must make principal and interest payments on the indebtedness and abide by covenants contained in its debt financing agreements. The level of TGF’s debt may have implications on TGF’s operations, including, among other things: (i) limiting TGF’s ability to obtain additional debt financing; (ii) making TGF vulnerable to increases in prevailing interest rates; (iii) requiring TGF to dedicate a substantial portion of its cash flow from operations to interest and principal payments in respect of its indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate expenditures; (iv) placing TGF at a competitive disadvantage because it may be substantially more leveraged than some of its competitors; (v) subjecting all or substantially all of TGF’s assets to liens, which means that there may be no assets left for the Fund in the event of a liquidation; (vi) limiting TGF’s ability to adjust to changing market conditions, which could make it more vulnerable to a downturn in the general economic conditions of its business; and (vii) limiting TGF’s ability to make business and operational decisions, including, without limitation, limiting TGF’s ability to pay dividends, make capital improvements, sell or purchase assets or engage in transactions TGF deems to be appropriate and in its best interest.

TGF’s ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from its future operations. TGF’s ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond TGF’s control. If TGF is unable to comply with applicable restrictive covenants or service its debt, TGF may lose control of its business and be forced to reduce or delay planned capital expenditures, sell assets, restructure its indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon TGF’s business, results of operations and financial condition. TGF’s future debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favourable terms than TGF’s existing senior debt and subordinated debt.

48    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reliance on proprietary technology; risk of claims for infringement

The ability of TGF to operate its Belle Plaine facility and for it to be economically viable depend on intellectual property and proprietary technology (collectively, “proprietary technology”) licensed from third parties. No assurance can be given that the proprietary technology may not be circumvented, misappropriated, disclosed, infringed or required to be licensed to others. TGF’s rights are non-exclusive and accordingly others may use the proprietary technology to conduct a competitive ethanol production business. Third parties may claim that the use of the proprietary technology has infringed their rights or may directly or indirectly challenge TGF’s right to the proprietary technology. It is possible that litigation by TGF or others may be required to protect the proprietary technology or TGF’s right to use it, or to determine the validity or scope of the rights of others. Such litigation can be time consuming and expensive, cause delays in TGF’s operations or require TGF to enter into licensing arrangements that may require the payment of license fees or royalties to others. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to TGF.

Dependence on commodity prices

TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and distillers grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses. TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions; however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time. In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

Sensitivity to gasoline prices and demand

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline (which is itself influenced by the supply and demand for crude oil).

Sensitivity to wheat prices and supply

Wheat is the principal raw material TGF will use to produce ethanol and distillers grains. As a result, changes in the price of wheat can significantly affect TGF’s business. At certain levels, wheat prices would make ethanol uneconomical to use in fuel markets. The price of wheat is influenced by local and international weather conditions (including droughts) and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The significance and relative effect of these factors on the price of wheat is difficult to predict. Any event that tends to negatively affect the supply of wheat, such as adverse weather or crop disease, could increase wheat prices and potentially harm TGF’s business. The price of wheat has fluctuated significantly in the past and may fluctuate significantly in the future.

TGF may also have difficulty from time to time in purchasing wheat on economic terms due to supply shortages. Any supply shortage could require TGF to suspend operations until wheat became available on economic terms.

Sensitivity to natural gas prices and supply

TGF relies upon third parties for TGF’s supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions are affected by factors beyond TGF’s control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could impair TGF’s ability to manufacture ethanol for TGF’s customers.

Sensitivity of distillers grain prices to the price of other commodity products

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in TGF generating less revenue and lower profit margins.

Dependence on federal and provincial legislation and regulation

Various laws, regulations and programs of the United States federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to ethanol producers and users; however, existing and proposed laws may be influenced by those who believe that the use of ethanol does not create the benefits suggested by proponents of increased ethanol usage. These existing and proposed laws, regulations and programs are constantly changing. In both the U.S. and Canada, legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities

TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Environmental issues, such as contamination and compliance with applicable environmental standards could arise at any time during the operation of the Belle Plaine facility. If this occurs, it could require TGF to spend significant resources to remedy the issues and may have a material adverse impact on the operation of the Belle Plaine facility.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that TGF owns or operates. If hazardous substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, TGF may be responsible under environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. TGF may also be subject to related claims by private parties, including TGF’s employees and property owners or residents near the Belle Plaine facility, alleging property damage and personal injury due to exposure to hazardous or other materials at or from its Belle Plaine facility. Additionally, employees, property owners or residents near the Belle Plaine facility could object to the air emissions or water discharges from the Belle Plaine facility. Ethanol production has been known to produce an unpleasant odour. Environmental and public nuisance claims or toxic tort claims could be brought against TGF as a result of this odour or TGF’s other releases to the air or water. Some of these matters may require TGF to expend significant resources for investigation, cleanup, installation of control technologies or other compliance-related items, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine facility. For example, federal and state environmental authorities have recently been investigating alleged excess volatile organic compounds and other air emissions from certain U.S. ethanol plants, which could also occur in Canada. Present and future environmental laws and regulations (and interpretations thereof) applicable to TGF’s operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures.

The hazards and risks associated with producing and transporting TGF’s products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties. As protection against operating hazards, TGF maintains insurance coverage against some, but not all, potential losses. However, TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Disruptions to infrastructure or in the supply of fuel or natural gas

TGF’s business depends on the continuing availability of rail, road, storage and distribution infrastructure. Any disruption in this infrastructure network, whether caused by rail car shortages, earthquakes, storms, other natural disasters or human error or malfeasance, could have a material adverse effect on TGF’s business. TGF relies upon third parties to maintain the rail lines from the Belle Plaine facility to the national rail network, and any failure on their part to provide rail cars or maintain the lines could impede TGF’s delivery of productions, impose additional costs on TGF and could have a material adverse effect on TGF’s business, results of operations and financial condition.

TGF’s business also depends on the continuing availability of raw materials, including fuel and natural gas. The production of ethanol, from the planting of wheat to the distribution of ethanol to refiners, is highly energy intensive. Significant amounts of fuel and natural gas are required for the growing, fertilizing and harvesting of wheat, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in supplies of fuel or natural gas, or significant increases in the prices of fuel or natural gas could significantly reduce the availability of raw materials at the Belle Plaine facility and increase TGF’s production costs.

Technological advances

TGF expects that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that TGF intends to utilize at the Belle Plaine facility less efficient or obsolete, or cause the ethanol TGF intends to produce to be of a lesser quality. These advances could also allow TGF’s competitors to produce ethanol at a lower cost than TGF. If TGF is unable to adopt or incorporate technological advances, TGF’s ethanol production methods and processes could be less efficient than those of its competitors, which could cause the Belle Plaine facility to become less competitive.

50    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ethanol production methods are also constantly advancing. A current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue and municipal solid waste. Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock. Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of ethanol production in the future. If TGF is unable to adopt or incorporate these advances into its operations, TGF’s cost of producing ethanol could be significantly higher than those of its competitors, which could make the Belle Plaine facility less competitive.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adversely affected.

Buyouts and returns of water heaters

Just Energy’s customers are permitted to purchase their rented water heaters at a price determined with reference to the price of the water heater at the time of installation or may terminate their rental agreement with NHS at any time. If customers choose to buy their installed water heaters or terminate their rental agreement, the number of installed water heaters and the composition of the portfolio of installed water heaters could change.

Social or technological changes affecting the water heater market

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters; however, there can be no assurance that NHS’ customers will continue to rent their water heaters. It is also possible that more economical or efficient water heating technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters.

Concentration of water heater suppliers and product faults

Although there are a number of manufacturers of water heaters, NHS relies principally on GSW Inc. (“GSW”) for its supply of water heaters. Should this supplier fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

In addition, different water heater manufacturers may, from time to time, source components from the same manufacturers for use in their water heaters. As a result, a parts defect relating to a commonly sourced component could affect water heaters produced by more than one manufacturer. Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including product recalls.

Geographic concentration of the Canadian water heater market

The Canadian water heater rental market is primarily limited to the province of Ontario. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.

Legal proceedings

On March 3, 2008, the Citizen’s Utility Board, AARP and Citizen Action/Illinois filed a complaint before the Illinois Commerce Commission (“ICC”) alleging that independent sales agents used deceptive practices in the sale of Just Energy contracts to Illinois customers. On October 14, 2009, the complaint proceeded to a hearing by the ICC. On April 14, 2010, the ICC released its order finding that Just Energy had committed ten violations and imposed a penalty of $0.1 million. Pursuant to the order, Just Energy is required to undertake an independent audit to confirm its compliance with the regulations and to change certain sales and marketing processes.

The State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FREC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging FREC’s enforcement of its market-based rate system. Although CEI did not own generation, the State of California is claiming that CEI was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

Just Energy will resolve or vigorously contest the claims in these matters and in any other non-material litigation matters. Management believes that the pending legal actions against JEIC and Commerce are not expected to have a material impact on the financial condition of the Fund at this time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Controls and procedures

Disclosure controls and procedures

Except for the limitation on scope of design of disclosure, controls and procedures as noted below, Just Energy maintains appropriate systems, procedures and controls to ensure that information disclosed externally is complete, reliable and timely. Just Energy’s Chief Executive Officer and Chief Financial Officer evaluated, or caused an evaluation under their direct supervision of, the design and operating effectiveness of the Fund’s disclosure controls and procedures (as defined in National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings) as at March 31, 2010, and have concluded that such disclosure controls and procedures were appropriately designed and were operating effectively.

Internal control over financial reporting

Except for the limitation on scope of the internal controls over financial reporting as noted below, Just Energy has established adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Fund’s financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. Just Energy’s Chief Executive Officer and Chief Financial Officer assessed, or caused an assessment under their direct supervision of the design and operating effectiveness of the Fund’s internal controls over financial reporting (as defined in National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings) as at March 31, 2010, using the Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment they concluded that Just Energy’s internal controls over financial reporting were appropriately designed and were operating effectively.

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in internal control over financial reporting

There have been no changes in the Fund’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting during the year ended March 31, 2010.

Limitation on scope of design

Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Fund may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Fund’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the subsidiaries TGF and NHS acquired on July 1, 2009 as part of the UEG acquisition.

Summary financial information pertaining to the UEG acquisition that was included in the consolidated financial statements of the Fund is as follows:

(thousands of dollars)

	TGF	NHS	Total
Revenue[1]	$56,455	$8,886	$65,341
Net loss[1]	(6,861)	(2,887)	(9,748)
Current assets[2]	10,792	6,579	17,371
Non-current assets[2]	150,236	84,913	235,149
Current liabilities[2]	67,351	12,574	79,925
Non-current liabilities[2]	37,358	53,920	91,278

[1]	Results from July 2, 2009 to March 31, 2010.

[2]	Balance sheet as at March 31, 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergy.com and is included in the Fund’s May 23, 2010 management proxy circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

On April 19, 2010, Just Energy announced the intent to purchase all of the shares of Hudson, a privately held commercial energy marketing company operating in New York, New Jersey, Illinois and Texas. The funding for the acquisition totalling $330 million was completed through the sale of 6% convertible debentures to a syndicate of underwriters. The transaction closed on May 7, 2010.

Just Energy believes that Hudson is a strong strategic fit and will significantly accelerate Just Energy’s development as a leading North American energy marketing business. Hudson will add significant depth and focus to Just Energy’s growing commercial marketing business. Eighty-five per cent of Hudson’s customers are commercial while 65% of Just Energy customers are residential. Hudson generates sales through its independent broker and contractor marketing channels. Just Energy has not meaningfully utilized the broker channel as an aggregation tool. With its Sales Portal technology, Hudson also has technology that enables more efficient selling of Hudson’s products to commercial customers through the broker channel and through direct sales. Just Energy’s management believes that this technology can be used in all of the jurisdictions in North America where Just Energy currently operates.

The Hudson acquisition on a pro forma basis was materially accretive to the combined company’s EBITDA for the year ended March 31, 2010. Management anticipates that this accretion will continue under combined operations. There will be some one-time transition costs in the second and third quarters of fiscal 2011 but the transaction is expected to be accretive in fiscal 2011 after these expenses.

Just Energy Income Fund has announced that it plans to reorganize its income trust structure into a high-dividend-paying corporation. Unitholders will be asked to approve by way of a plan of arrangement (the “Arrangement”) the reorganization at the Fund’s Annual and Special Meeting of Unitholders scheduled for June 29, 2010.

Upon completion of the reorganization, the Board intends to implement a dividend policy where monthly dividends will be initially set at $0.1033 per share ($1.24 annually) equal to the current distributions paid to Just Energy Unitholders.

The federal government’s announcement on October 31, 2006, of the pending imposition of a tax on income trusts effective January 1, 2011, caused Just Energy to analyze options which would maximize Unitholder value for the long term. The conclusion of the analysis was that conversion to a high-dividend corporation was the optimal option available to the Fund. The proposed reorganization offers a number of benefits:

•	The conversion to a corporation will result in a lower overall tax burden versus payment of the trust tax after January 1, 2011.

•

The unique nature of Just Energy as a growth company with high return on invested capital allows it to pay both a substantial yield and continue to grow. This remains true regardless of whether Just Energy is an income fund or a corporation.

•	The receipt of $1.24 per year in dividends will result in a substantially higher after-tax cash yield to shareholders than that of $1.24 in distributions for most taxable Canadian Unitholders.

•	As a corporation, Just Energy will have greater access to capital markets to the extent that issuance of equity should be required for growth through acquisition.

•	Limitations under the proposed tax on undue expansion of trusts and foreign ownership limitations on trusts will no longer apply to Just Energy.

•	The high-dividend yield as a corporation combined with Just Energy’s growth prospects will focus market attention on the value of Just Energy shares.

In anticipation of need for conversion, the Fund has not increased its rate of distribution since early 2008 despite substantial growth in its business. Distributions have been maintained by Just Energy at $0.1033 per month ($1.24 annually) supplemented by annual Special Distributions ($0.20 payable January 31, 2010, being the most recent). The decision not to continue distribution increases and the continued growth of Just Energy have given the Fund the flexibility to continue to pay a dividend equal to the current monthly distributions following the reorganization. This ability makes full allowance for the payment of tax by Just Energy and does not rely on a merger with tax-loss-bearing companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management believes that Just Energy will again grow its key operating measures during fiscal 2011. Overall, management believes that a return to targeted attrition rates as the U.S. economy recovers is a key factor in the level of Just Energy’s growth going forward. Customer additions are at record levels but the benefit of this is absorbed by high attrition rates in the United States. Company growth expectations are predicated on some recovery in the U.S. but not full recovery to pre-recession levels. The addition of Hudson will be accretive to the Fund’s growth on a fully diluted per unit basis, although this growth will be offset to a degree by one-time transition costs.

Management’s best expectation is that distributable cash after gross margin replacement will grow by approximately 5% to 10%, including the acquisition from Hudson. Total RCEs are expected to grow after all attrition and failure to renew over and above the customers brought with Hudson. However, management is not in a position to provide guidance on the level of customer growth pending acquisition of the Hudson sales force and its integration into Just Energy. Investors will be updated in future quarters on the customer growth expectations.

Sales of the JustGreen products have been very strong with approximately 39% of all customers added in the current year taking 81% of green energy supply. Although currently a small component of the overall customer book (2% of gas customers and 5% of electricity customers), continued sales of JustGreen products at these levels will alter the economics of Just Energy as green customers generate higher per customer margins than the past five-year fixed-rate customers. As these new green customers become a higher and higher percentage of the overall Just Energy customer base, the results should be higher margins per customer and improved renewal rates.

The Fund intends to continue its geographic expansion into new markets in the United States both through organic growth and focused acquisitions. The Fund intends to enter Massachusetts in the first quarter and Pennsylvania in the third quarter of fiscal 2011. The Fund is actively reviewing a number of further possible acquisitions. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions. In addition, Just Energy is pursuing the development of alternative sales channels to enhance its continued growth in customer additions.

54    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Just Energy Income Fund and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Income Fund maintains systems of internal accounting and administrative controls. These systems are designated to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Fund’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the Unitholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Income Fund by Just Energy Corp., as administrator.

(signed)	(signed)

Ken Hartwick	Beth Summers
Chief Executive Officer and President	Chief Financial Officer

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      55

AUDITORS’ REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Just Energy Income Fund as at March 31, 2010 and 2009 and the consolidated statement of operations, unitholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 19, 2010

56    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

CONSOLIDATED BALANCE SHEETS

As at March 31

(thousands of dollars)

	2010	2009
ASSETS
CURRENT
Cash	$60,132	$59,094
Restricted cash (Note 4)	18,650	7,609
Accounts receivable	348,892	249,480
Gas delivered in excess of consumption	7,410	—
Gas in storage	4,058	6,690
Inventory	6,323	257
Unbilled revenues	20,793	57,779
Prepaid expenses and deposits	20,038	2,020
Current portion of future income tax assets (Note 9)	29,139	—
Other assets – current (Note 13a)	2,703	5,544

	518,138	388,473
FUTURE INCOME TAX ASSETS (Note 9)	85,197	—
PROPERTY, PLANT AND EQUIPMENT (Note 6)	218,616	19,971
INTANGIBLE ASSETS (Note 7)	346,216	5,097
GOODWILL	177,887	117,061
LONG-TERM RECEIVABLE	2,014	—
OTHER ASSETS – LONG TERM (Note 13a)	5,027	5,153

	$1,353,095	$535,755

LIABILITIES
CURRENT
Bank indebtedness (Note 8b iv)	$8,236	$—
Accounts payable and accrued liabilities	226,950	173,833
Unit distribution payable	13,182	10,977
Corporate taxes payable	6,410	1,906
Current portion of future income tax liabilities (Note 9)	6,776	—
Deferred revenue	7,202	—
Accrued gas accounts payable	15,093	41,379
Current portion of long-term debt (Note 8)	62,829	—
Other liabilities – current (Note 13a)	685,200	519,352

	1,031,878	747,447
LONG-TERM DEBT (Note 8)	231,837	76,500
DEFERRED LEASE INDUCEMENTS	1,984	2,382
OTHER LIABILITIES – LONG TERM (Note 13a)	590,572	401,720

	1,856,271	1,228,049

NON-CONTROLLING INTEREST	20,603	292

UNITHOLDERS’ EQUITY (DEFICIENCY)
Deficit	$(1,423,698)	$(1,470,277)
Accumulated other comprehensive income (Note 10)	221,969	364,566

	(1,201,729)	(1,105,711)
Unitholders’ capital	659,118	398,454
Contributed surplus	18,832	14,671

Unitholders’ deficit	(523,779)	(692,586)

	$1,353,095	$535,755

Guarantees (Note 17) Commitments (Note 18) Contingencies (Note 19) Subsequent event (Note 23)

See accompanying notes to consolidated financial statements

Approved on behalf of Just Energy Income Fund by Just Energy Corp., as administrator.

(signed)	(signed)

Rebecca MacDonald, Executive Chair	Michael Kirby, Corporate Director

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     57

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31

(thousands of dollars, except per unit amount)

	2010	2009
SALES	$2,299,231	$1,899,213
COST OF SALES	1,883,898	1,576,397

GROSS MARGIN	415,333	322,816

EXPENSES
General and administrative expenses	88,423	59,586
Marketing expenses	95,760	68,093
Bad debt expense	17,940	13,887
Amortization of intangible assets and related supply contracts	58,548	3,594
Amortization of property, plant and equipment	7,897	5,100
Unit based compensation	4,754	4,098
Capital tax expense	522	220

	273,844	154,578

INCOME BEFORE THE UNDERNOTED	141,489	168,238
INTEREST EXPENSE (Note 8)	16,134	3,857
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 13a)	1,282	1,336,976
OTHER INCOME	(3,515)	(7,604)

INCOME (LOSS) BEFORE INCOME TAX	127,588	(1,164,991)
RECOVERY OF INCOME TAX (Note 9)	(100,260)	(57,460)
NON-CONTROLLING INTEREST	(3,648)	(58)

NET INCOME (LOSS)	$231,496	$(1,107,473)

See accompanying notes to consolidated financial statements

Income (loss) per unit (Note 15)
Basic	$1.81	$(10.03)
Diluted	$1.79	$(10.03)

58    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (DEFICIT)

For the years ended March 31

(thousands of dollars)

	2010	2009
ACCUMULATED EARNINGS (DEFICIT)
Accumulated earnings (deficit), beginning of year	$(712,427)	$392,082
Adjustment for change in accounting policy	—	2,964
Net income (loss)	231,496	(1,107,473)

Accumulated deficit, end of year	(480,931)	(712,427)

DISTRIBUTIONS
Distributions, beginning of year	(757,850)	(604,013)
Distributions and dividends on Exchangeable Shares	(179,839)	(148,944)
Class A preference share distributions – net of income taxes of $2,501 (2009 – $2,767)	(5,078)	(4,893)

Distributions, end of year	(942,767)	(757,850)

DEFICIT	(1,423,698)	(1,470,277)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 10)
Accumulated other comprehensive income, beginning of year	364,566	40,789
Other comprehensive income (loss)	(142,597)	323,777

Accumulated other comprehensive income, end of year	221,969	364,566

UNITHOLDERS’ CAPITAL (Note 11)
Unitholders’ capital, beginning of year	398,454	358,103
Trust units exchanged	187,063	3,606
Trust units issued on exercise/exchange of unit compensation (Note 12d)	682	5,778
Trust units issued	20,036	41,176
Exchangeable Shares issued	239,946	—
Exchangeable Shares exchanged	(187,063)	—
Repurchase and cancellation of units	—	(6,603)
Class A preference shares exchanged	—	(3,606)

Unitholders’ capital, end of year	659,118	398,454

CONTRIBUTED SURPLUS (Note 12d)	18,832	14,671

Unitholders’ deficit, end of year	$(523,779)	$(692,586)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended March 31

(thousands of dollars)

	2010	2009
NET INCOME (LOSS)	$231,496	$(1,107,473)
Unrealized gain (loss) on translation of self-sustaining operations	26,626	(1,906)
Unrealized and realized gain on derivative instruments designated as cash flow hedges prior to July 1, 2008, net of income taxes of $89,256 (Note 13a)	—	498,654
Amortization of deferred unrealized gain of discontinued hedges, net of income taxes of $34,339 (2009 – $38,805) (Note 13a)	(169,223)	(172,971)

OTHER COMPREHENSIVE INCOME (LOSS)	(142,597)	323,777

COMPREHENSIVE INCOME (LOSS)	$88,899	$(783,696)

See accompanying notes to consolidated financial statements

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      59

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31

(thousands of dollars)

	2010	2009
Net inflow (outflow) of cash related to the following activities

OPERATING
Net income (loss)	$231,496	$(1,107,473)

Items not affecting cash
Amortization of intangible assets and related supply contracts	58,548	3,594
Amortization of property, plant and equipment	7,897	5,100
Unit based compensation	4,754	4,098
Non-controlling interest	(3,648)	(58)
Future income taxes	(122,014)	(64,088)
Financing charges, non-cash portion	902	—
Other	4,030	(3,940)
Change in fair value of derivative instruments	1,282	1,336,976

	(48,249)	1,281,682

Adjustments required to reflect net cash receipts from gas sales (Note 20)	10,549	(7,623)

Changes in non-cash working capital (Note 21)	(35,523)	6,181

Cash inflow from operations	158,273	172,767

FINANCING
Exercise of trust unit options (Note 12a)	—	4,293
Distributions and dividends paid to Unitholders and holders of Exchangeable Shares	(157,495)	(129,357)
Distributions to Class A preference shareholders	(7,580)	(8,460)
Tax impact on distributions to Class A preference shareholders	2,501	2,767
Units purchased for cancellation	—	(6,603)
Increase in bank indebtedness	8,236	—
Issuance of long-term debt	243,797	87,726
Repayment of long-term debt	(207,493)	(85,731)
Funding from minority interest holder of TGF	1,500	—
Restricted cash	626	(122)

	(115,908)	(135,487)

INVESTING
Purchase of capital assets	(41,207)	(6,345)
Water heater customer acquisition costs and other intangible assets	(6,348)	—
Acquisitions (Note 5)	9,799	(1,842)
Proceeds from sale of customer contracts	290	—

	(37,466)	(8,187)

Effect of foreign currency translation on cash balances	(3,861)	2,691

NET CASH INFLOW	1,038	31,784
CASH, BEGINNING OF YEAR	59,094	27,310

CASH, END OF YEAR	$60,132	$59,094

Supplemental information
Interest paid	$14,621	$4,009
Income taxes paid	$27,886	$1,153

See accompanying notes to consolidated financial statements

60    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2010

(thousands of dollars, except where indicated and per unit amounts)

NOTE 1	ORGANIZATION

Just Energy Income Fund (“Just Energy” or the “Fund”), formerly known as Energy Savings Income Fund, changed its name effective June 1, 2009.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JEIC”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corp. (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce”), National Energy Corp. (“NEC”) operating under the trade name of National Home Services (“NHS”), and Terra Grain Fuels Inc. (“TGF”), collectively, the “Just Energy Group”.

NOTE	2 OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers green products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters, furnaces and air conditioners and produces and sells wheat-based ethanol through Terra Grain Fuels Inc.

NOTE	3(i) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and include the accounts of Just Energy Income Fund and its directly or indirectly owned subsidiaries and affiliates.

(b)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(c)	Unbilled revenues/accrued gas accounts payable or gas delivered in excess of consumption/deferred revenues

Unbilled revenues are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas accounts payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

Due to the seasonality of our operations, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas accounts payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Gas in storage

Gas in storage primarily represents the gas delivered to the LDCs in the states of Illinois, Indiana and New York. The balance will fluctuate as gas is injected or withdrawn from storage. Injections typically occur from April through November and withdrawals occur from December through March.

In addition, a portion of the gas in storage relates to operations in the Province of Alberta. In Alberta, there is a month to month carryover, which represents the difference between the gas delivered to the LDC within a month and customer consumption. The delivery volumes in the following month are adjusted accordingly.

Gas in storage is stated at the lower of cost and net realizable value.

(e)	Inventory

Inventory consists of water heaters as well as ethanol, ethanol in process and grain inventory. Water heaters are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis. Ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Cost for water heaters, furnaces and air conditioners includes the cost of installation. Amortization is provided over the estimated useful lives of the assets, with the half year rule applied to additions, as follows:

Asset	Basis	Rate
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Ethanol plant and equipment	Straight line	25 years
Commodity billing and settlement systems	Straight line	5 years
Water heaters	Straight line	15 years
Furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years

(g)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liability assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Fund’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps; in the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

Effective April 1, 2009, the Fund adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, as described in Note 3(ii).

(h)	Gas contracts and customer relationships

Gas contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various gas contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to five years on a straight line basis which approximates the life of the assets.

(i)	Electricity contracts and customer relationships

Electricity contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various electricity contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to six years on a straight line basis which approximates the life of the assets.

62    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)	Water heater contracts and customer relationships

Water heater contracts represent the fair value of rental contracts on the acquisition of various water heater contracts and expected renewals. These contracts are operating leases and are amortized over their average estimated remaining life of up to 15 years on a straight line basis which approximates the life of the assets.

(k)	Impairment of long-lived assets

Just Energy reviews long-lived assets, which include property, plant and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, through use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Other assets (liabilities) – current/long term, change in fair value of derivative instruments and other comprehensive income (loss)

Just Energy’s various derivative instruments have been accounted for using CICA Handbook Section 3855, Financial Instruments –Recognition and Measurement. Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. In accordance with CICA Handbook Section 3865, Hedges, the Fund is amortizing the accumulated gains and losses to June 30, 2008, from other comprehensive income in the same period in which the original hedged item affects the Statement of Operations. No retrospective restatement is required for this change. The derivatives are measured at fair value and booked to the consolidated balance sheets. Effective July 1, 2008, all changes in fair value between periods are booked to change in fair value of derivative instruments on the consolidated statements of operations.

Prior to July 1, 2008, financial instruments that met hedging requirements were accounted for under CICA Handbook Section 3865, Hedges. For derivative instruments accounted for under CICA Handbook Section 3865, Just Energy formally documented the relationship between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking all derivative financial instruments to anticipated transactions. Just Energy also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that were used in hedging transactions were highly effective in offsetting changes in cash flows of the hedged items. The derivatives were measured at fair value and booked to the consolidated balance sheets. Changes in fair value between periods were booked to other comprehensive income for the effective portion of the hedge with the remaining change being booked to change in fair value of derivative instruments on the consolidated statements of operations.

Just Energy enters into hedges of its cost of sales relating to its fixed-price electricity and JustGreen electricity sales by entering into fixed-for-floating electricity swap contracts and physical forward contracts, unforced capacity contracts, heat rate swap contracts, heat rate options, renewable energy certificates and financial and physical forward gas contracts (to fulfill obligations under the heat rate swaps) with electricity and natural gas suppliers. These swaps and forwards are accounted for in accordance with CICA Handbook Section 3855. Prior to July 1, 2008, they were accounted for in accordance with CICA Handbook Section 3865 and, in some limited circumstances, CICA Handbook Section 3855.

Just Energy enters into hedges of its cost of sales relating to its fixed-price gas and JustGreen gas contracts by entering into a combination of physical gas forwards, financial gas forwards, physical transportation forwards, carbon offset contracts and option contracts. Physical gas forwards and transportation forwards are accounted for in accordance with CICA Handbook Section 3855. Prior to July 1, 2008, they were accounted for in accordance with CICA Handbook Section 3865. Option contracts and financial gas forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges for its foreign exchange risk relating to its anticipated repatriation of U.S. denominated currency by entering into foreign exchange forward contracts with its lender. Since April 1, 2007, Just Energy has accounted for these forward contracts in accordance with CICA Handbook Section 3855 by recording them on the consolidated balance sheet as either other assets or other liabilities measured at fair value, with changes in fair value booked to change in fair value of derivative instruments.

(m)	Financial instruments

Financial instruments are classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are included on the Fund’s balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Financial assets and financial liabilities have been initially remeasured as at April 1, 2009, to take into account the appropriate credit risk and counterparty credit risk (see Note 13c). Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including those related to changes in foreign exchange rates on available-for-sale

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial assets, are recognized in accumulated other comprehensive loss until the financial asset is derecognized or determined to be impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are amortized using the effective interest method. The following classifications have been applied:

•	cash and restricted cash as held-for-trading, which is measured at fair value;

•	accounts receivable are classified as loans and receivables, which are measured at amortized cost; and

•	long-term debt, accounts payable and accrued liabilities, unit distribution payable and bank indebtedness are classified as other financial liabilities, which are measured at amortized cost.

Electricity:

Just Energy has entered into contracts with customers to provide electricity and renewable energy at fixed prices (“customer electricity contracts”). Customer electricity contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer electricity contracts expose Just Energy to changes in market prices of electricity, renewable energy certificates and consumption. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity and renewable energy certificates at floating rates, Just Energy uses electricity derivative contracts (“electricity derivative contracts”). These electricity derivative contracts are fixed-for-floating swaps, physical electricity forward contracts, unforced capacity contracts, renewable energy certificates or a combination of heat rate swaps, heat rate options and physical or financial forward gas contracts.

Just Energy agrees to exchange the difference between the variable or indexed price and the fixed price on a notional quantity of electricity for a specified time frame in the fixed-for-floating contract arrangements. Just Energy takes title to the renewable energy certificate volumes to satisfy customer contracts. Just Energy takes title to electricity at a fixed price for scheduling into the power grid under the forward contracts. Just Energy agrees to pay for certain quantities of power based on the floating price of natural gas under heat rate swaps. In order to cover the floating price of gas under these arrangements, prices for gas are fixed through either physical or financial forward gas contracts, with a protection against weather variation achieved through the purchase of heat rate options. These contracts are expected to be effective as economic hedges of the electricity price exposure.

The premiums and settlements for these derivative instruments are recognized in cost of sales, when incurred.

The fair value of the electricity derivative contracts is recorded in the consolidated balance sheet with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations. Prior to July 1, 2008, Just Energy monitored its effective hedging relationship between retail consumption and supply contracts and evaluated the effectiveness of the relationships on a quarterly basis to meet criteria for hedge accounting. The changes in the fair value were recorded in other comprehensive income to the extent that the hedge measurement was effective with the remainder recorded in change in fair value of derivative instruments. Any electricity derivative contracts that did not qualify for hedge accounting or were de-designated as a hedge were recorded at fair market value with the changes in fair value recorded in current period income as a component of change in fair value of derivative instruments. After July 1, 2008, the Fund ceased the utilization of hedge accounting.

Any gains or losses accumulated up to the date that the electricity derivative contract was terminated or de-designated as a hedge were deferred in accumulated other comprehensive income (“AOCI”) then recorded in cost of sales when the hedged customer electricity contract affected income.

Gas:

Just Energy has entered into contracts with customers to provide gas and carbon offsets at fixed prices (“customer gas contracts”). Customer gas contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer gas contracts expose Just Energy to changes in market prices of gas and consumption. To reduce its exposure to movements in commodity prices and usage, Just Energy uses carbon offset, options and gas physical and financial contracts (“gas supply contracts”). These gas supply contracts are expected to be effective as economic hedges of the gas price exposure.

Just Energy uses physical forwards, carbon offset transportation forwards (together “physical gas supply contracts”) and other gas financial instruments to fix the price of its gas supply. Under the physical gas supply contracts, Just Energy agrees to pay a specified price per volume of gas or transportation. Other financial instruments are comprised of financial puts and calls that fix the price of gas in jurisdictions where Just Energy has scheduling responsibilities and therefore is exposed to commodity price risk on volumes above or below its base supply.

64    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of physical gas contracts is recorded in the consolidated balance sheet with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations. Prior to July 1, 2008, Just Energy monitored its effective hedging relationship between retail consumption and its supply contracts and evaluated the effectiveness of these relationships on a quarterly basis to meet the criteria of hedge accounting. The changes were recorded in other comprehensive income to the extent that the hedge measurement was effective with the remainder recorded in change in fair value of derivative instruments. Any physical gas contract that did not qualify for hedge accounting or was de-designated as an accounting hedge together with the gas financial instruments were valued at fair market value with the changes in fair value recorded in current period income as a component of change in fair value of derivative instruments. Any gains or losses accumulated up to the date that the physical gas supply contract was terminated or de-designated as a hedge were deferred in AOCI then recorded in cost of sales when the hedged customer gas contract affected income. After July 1, 2008, the Fund ceased the utilization of hedge accounting.

Foreign exchange:

To reduce its exposure to movements in foreign exchange rates, Just Energy uses foreign exchange forwards (“foreign exchange contracts”). These foreign exchange contracts were expected to be effective as hedges of the anticipated cross border cash flow but were found to be not effective under GAAP accounting requirements during fiscal 2007.

Up until September 30, 2006, unrealized gains on foreign exchange contracts up to the date of de-designation of the hedging relationship were deferred to be recognized over the term of the contract based on the timing of the underlying hedged transactions. As of October 1, 2006, these derivative financial instruments have been recorded on the balance sheet as either other assets or other liabilities measured at fair value, with changes in fair value recognized in income as other income (expense). The deferred gain was reclassified to AOCI as of April 1, 2007.

(n)	Revenue recognition

Just Energy delivers gas and/or electricity to end-use customers who have entered into long-term fixed-price contracts. Revenue is recognized when the commodity is consumed by the end-use customer or sold to third parties. The Fund assumes credit risk in Illinois, Alberta, Texas, Pennsylvania, Maryland and California, and for large volume customers in British Columbia and Ontario. In these markets, the Fund ensures that credit review processes are in place prior to commodity flowing to the customer.

Just Energy recognizes revenue upon delivery to customers at terminals or other locations for ethanol and dried distillers grain.

Just Energy recognizes water heater revenue from the monthly rental or sale commencing from the installation of the water heater.

(o)	Marketing expenses

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred.

(p)	Foreign currency translation

The operations of the Fund’s U.S.-based subsidiaries are self-sustaining. Accordingly, the assets and liabilities of foreign subsidiaries are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The resulting gains and losses are accumulated as a component of Unitholders’ equity within AOCI.

(q)	Per unit amounts

The computation of income per unit is based on the weighted average number of units outstanding during the year. Diluted earnings per unit is computed in a similar way to basic earnings per unit except that the weighted average units outstanding are increased to include additional units assuming the exercise of unit options, unit appreciation rights and deferred unit grants, exchangeable shares and conversion of convertible debentures, if dilutive.

(r)	Unit based compensation plans

The Fund accounts for all of its unit based compensation awards using the fair value based method.

Awards are valued at grant date and are not subsequently adjusted for changes in the prices of the underlying unit and other measurement assumptions. Compensation for awards without performance conditions is recognized as an expense and a credit to contributed surplus over the related vesting period of the awards. Compensation for awards with performance conditions is recognized based on management’s best estimate of whether the performance condition will be achieved.

When options, unit appreciation rights (“UARs”) and deferred unit grants (“DUGs”) are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Unitholders’ equity. The amount of cash, if any, received from participants is also credited to Unitholders’ equity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the “Plan”) for the permanent full-time and part-time employees (working more than 20 hours per week) of Just Energy Corp. (“JEC”), JE BC, JE Alberta, JE Manitoba and JE Quebec. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”).

For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of trust units of the Fund, on a matching one for one basis.

For the U.S. employees, Just Energy has established a 401(k) plan to provide employees the potential for future financial security for retirement. Employees may participate in the 401(k) plan subject to all the terms and conditions of the plan. They may join the plan on the first of any month, once they have completed six months of employment. The 401(k) savings plan is an employer matching plan. Just Energy will match an amount up to 4% of their base earnings. Employees may contribute from 1% up to 25% of their total salary with Just Energy on a beforehand-basis with a 2010 calendar year maximum of $17.

Participation in either plan in Canada or the U.S. is voluntary. The Plan has a two-year vesting period beginning from the later of the Plan’s effective date and the employee’s starting date. During the year, Just Energy contributed $1,096 (2009 – $739) to both plans, which was paid in full during the year and recognized as an expense in the consolidated statement of operations.

(t)	Exchangeable securities

Just Energy follows the recommendations of the Emerging Issues Committee (“EIC”) relating to the presentation of exchangeable securities, which includes the Class A preference shares, issued by subsidiaries of income funds. The recommendations require that the exchangeable securities issued by a subsidiary of an income fund be presented on the consolidated balance sheet of the income fund as a part of Unitholders’ equity if the following criteria have been met:

•	the holders of the exchangeable securities are entitled to receive distributions of earnings economically equivalent to distributions received on units of the income fund; and

•

the exchangeable securities ultimately are required to be exchanged for units of the income fund as a result of the passage of fixed periods of time or the non-transferability to third parties of the exchangeable securities without first exchanging them for units of the income fund.

The exchangeable shares and Class A preference shares meet these criteria and have been classified as Unitholders’ equity. All distributions paid to JEEC shareholders are included in Unitholders’ equity. All distributions paid to the Class A preference shareholder must be recorded in Unitholders’ equity, net of tax. The management incentive program, which is a bonus equal to the distribution amount received by a Unitholder, is additional compensation to senior management of JEC, a wholly owned subsidiary of the Fund.

(u)	Use of estimates

The preparation of the financial statements, in conformity with Canadian GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Significant areas requiring the use of management estimates include allowance for doubtful accounts, estimate of the useful life and estimated fair value of property, plant and equipment and impairments thereon, valuation of goodwill and intangibles and the impairment thereon, valuation allowances for future tax assets, the determination of the fair values of financial instruments, as the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts, and the determination of unit based compensation.

(v)	Income taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable on income that is not distributed or distributable to the Fund’s Unitholders. Payments made between the Canadian operating entities and the Fund ultimately transfer both current and future income tax liabilities to the Unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments.

Effective January 1, 2011, the Fund will be subject to a Specified Investment Flow-Through (“SIFT”) entity tax on distributions of Canadian taxable income that has not been subject to a Canadian corporate income tax in the Canadian operating entities. Therefore, the Fund has computed future income based on temporary differences expected to reverse after December 31, 2010 at the substantively enacted tax rates and laws expected to apply for such periods. Current Canadian income taxes will be accrued for only after December 31, 2010 to the extent that there is taxable income in the Fund or its underlying operating entities.

The U.S.-based corporate subsidiaries are subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations.

66    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against a future income tax asset if it is determined that it is more likely than not that the future tax assets will not be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

(ii)	ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure relating to the measurement of fair value for financial instruments and liquidity risk. The amendment establishes a three level hierarchy that reflects the significance of the inputs used in fair value measurements on financial instruments. The amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009; therefore, the Fund has included these additional disclosures (see Note 13) for year end March 31, 2010. As this standard only addresses disclosure requirements, there is no impact on the financial position of the Fund.

On April 1, 2009, the Fund adopted a new accounting standard that was issued by the CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Just Energy adopted this standard retroactively as required by the standards with no impact on the consolidated financial statements.

(iii)	RECENTLY ISSUED ACCOUNTING STANDARDS

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan which includes a diagnostic assessment, solution development and an implementation phase. The Fund has completed the initial assessment and solution development phases. This included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on the Fund and a preliminary assessment of the information technology systems.

Significant differences exist which may impact the Fund’s financial reporting. Those areas include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, employee benefits as well as the first-time adoption of IFRS (“IFRS 1”).

As part of the conversion plan, the Fund is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the impact of the adoption of IFRS on the Fund’s financial position and results of operations is not yet reasonably determinable or estimable, the Fund does expect a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan. For additional information, please refer to the 2010 Management’s Discussion and Analysis.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE	4 RESTRICTED CASH

Restricted cash and customer rebates payable represent: (i) funds held as security for payment of certain monthly charges, (ii) rebate monies received from local distribution companies in Ontario as provided by the Independent Electricity System Operator (“IESO”), and (iii) funds held as security for a TGF credit facility.

(i)	Certain subsidiaries are required to post collateral to counterparties including pipelines, wire owners and local distribution companies to secure payment of future expected charges. Commerce has provided cash collateral with one supplier, and this security was in place prior to the acquisition of Universal Energy Group Ltd (“UEG”) by Just Energy.

(ii)	JE Ontario is obligated to disperse the monies to eligible end-use customers in accordance with the Ontario Power Generation Rebate as part of Just Energy Ontario L.P.’s Retailer License conditions.

(iii)	UEG provided cash collateral as security for a $10,000 term facility provided to TGF. This facility and liquid security was in place prior to the acquisition of UEG by Just Energy.

NOTE	5 ACQUISITIONS

(a)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures (the “Debentures”). On conversion of the Debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each UEG common share that the holder was previously entitled to receive on conversion.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

CAD$
Net assets acquired:
Working capital (including cash of $10,319)	$74,314
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	66,794
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represents 33.3% ownership of TGF held by Ellis Don Corporation.

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from eight to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the intangible assets are amortized over six months. The purchase price allocation is considered preliminary and as a result it may be adjusted prior to July 1, 2010.

.

68    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Newten Home Comfort Inc.

On July 2, 2009, NEC, a wholly owned subsidiary of the Fund, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

(c)	Acquisition of CEG’s natural gas customers

During the prior fiscal year, Just Energy purchased substantially all of the commercial and residential customer contracts of CEG Energy Options Inc. (“CEG”) in British Columbia. CEG was a Western Canada marketer of natural gas wholly owned by SemCanada Energy Company, both of which filed for creditor protection under the Companies’ Creditors Arrangement Act on July 30, 2008. The customer contracts had annualized volumes of approximately 4.9 million GJ.

The purchase price was allocated as follows:

Net assets acquired:
Gas contracts	$1,842

Consideration:
Cash	$1,842

The gas contracts are being amortized over the average remaining life of the contracts, which at the time of the acquisition was 20 months.

NOTE	6 PROPERTY, PLANT AND EQUIPMENT

2010	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$5,581	$2,972	$2,609
Office equipment	14,810	5,930	8,880
Computer equipment	6,417	3,763	2,654
Computer software	5,562	4,198	1,364
Commodity billing and settlement system	6,544	6,515	29
Water heaters	51,059	2,481	48,578
Furnaces and air conditioners	317	4	313
Leasehold improvements	8,409	4,116	4,293
Vehicle	197	46	151
Ethanol plant and equipment	159,500	10,054	149,446
Land	299	—	299

	$258,695	$40,079	$218,616

2009	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,770	$1,889	$1,881
Office equipment	11,119	3,959	7,160
Computer equipment	5,387	2,543	2,844
Computer software	2,565	1,750	815
Commodity billing and settlement system	6,993	6,654	339
Water heaters	2,324	77	2,247
Leasehold improvements	7,603	2,918	4,685

	$39,761	$19,790	$19,971

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE	7 INTANGIBLE ASSETS

2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Other intangible assets	8,725	2,553	6,172

	$506,250	$160,034	$346,216

2009	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$2,223	$710	$1,513
Electricity contracts and customer relationships	14,379	10,795	3,584

	$16,602	$11,505	$5,097

NOTE	8 LONG-TERM DEBT AND FINANCING

	2010	2009
Credit facility (a)	$57,500	$76,500
TGF credit facility (b)(i)	41,313	—
TGF debentures (b)(ii)	37,001	—
TGF operating facilities (b)(iii)	10,000	—
JEEC convertible debentures (c)	83,417	—
NEC Home Trust Company financing (d)	65,435	—

	294,666	76,500
Less: current portion	(62,829)	—

	$231,837	$76,500

Future annual minimum principal repayments are as follows:

	2011	2012	2013	2014	2015	Total
Credit facility (a)	—	57,500	—	—	—	57,500
TGF credit facility (b)(i)	41,313	—	—	—	—	41,313
TGF debentures (b)(ii)	—	3,998	33,003	—	—	37,001
TGF operating facilities (b)(iii)	10,000	—	—	—	—	10,000
JEEC convertible debentures (c)	—	—	—	83,417	—	83,417
NEC HTC financing (d)	11,516	12,470	13,504	14,623	13,322	65,435

	62,829	73,968	46,507	98,040	13,322	294,666

The following table details the interest expense. Interest is expensed at the effective interest rate.

	2010	2009
Credit facility (a)	$5,258	$3,857
TGF credit facility (b)(i)	1,365	—
TGF debentures (b)(ii)	3,049	—
TGF wheat production financing	10	—
TGF operating facilities (b)(iii)	683	—
JEEC convertible debentures (c)	4,952	—
NEC HTC financing (d)	817	—

	$16,134	$3,857

70    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170 million to $250 million. The credit facility is available to Just Energy to meet working capital requirements. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of lenders thereunder. The repayment of the facility is due on October 29, 2011.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at bank prime plus 3.0%, and letters of credit at 4.0%. As at March 31, 2010, the Canadian prime rate was 2.25% and the U.S. prime rate was 3.25%. As at March 31, 2010, Just Energy had drawn $57,500 (2009 – $76,500) against the facility and total letters of credit outstanding amounted to $49,444 (2009 – $8,459). Just Energy has $143,056 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2010 and 2009, all of these covenants have been met.

(b)	In connection with the acquisition of UEG on July 1, 2009, the Fund acquired the debt obligations of TGF, which currently comprises three separate facilities, outlined below:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 2% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The credit facility includes certain financial covenants the more significant of which relates to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. As at March 31, 2010, the amount owing under this facility amounted to $41,313.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1,000 per quarter. The agreement includes certain financial covenants the most significant of which relates to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA, and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. As a result, the debentures are fully classified as a long-term obligation. As at March 31, 2010, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF maintains a term loan for $10,000 with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. As at March 31, 2010, the amount owing under the facility amounted to $10,000.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at rate of prime plus 1% of which $3,239 was drawn via overdraft. In addition, total letters of credit issued amounted to $1,600.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	In conjunction with the acquisition of UEG on July 1, 2009, JEEC also acquired the obligations of the convertible unsecured subordinated debentures issued by UEG in October 2007. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 27.3 Exchangeable Shares of Just Energy Exchange Corp., representing a conversion price of $36.63 per Exchangeable Share. During the year, interest expense amounted to $4,952.

The debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

(d)	On January 18, 2010, NEC entered into a long-term financing agreement for the funding of new and existing rental water heater contracts. Pursuant to the agreement, NEC will receive financing equal to the present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and as settlement is required to remit all proceeds received from customers on the water heater contracts for the first five years. As security for performance of the obligation, NEC has pledged the water heaters subject to the financed rental agreement as collateral.

The financing agreement is subject to a holdback provision, whereby 3% of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all obligations of NEC are satisfied or expired, the remaining funds in the reserve account will immediately be released to NEC.

NEC has $65,435 owing under this agreement including $2,014 relating to the holdback provision as at March 31, 2010. The company is required to meet a number of covenants under the agreement. As at March 31, 2010, all of these covenants have been met.

NOTE	9 INCOME TAXES

The Fund is a mutual fund trust for income tax purposes. Pursuant to its announcement on February 3, 2010, it plans to reorganize its income trust structure and convert into a corporation on or before January 1, 2011 (“Conversion”). Until Conversion, the Fund is only subject to current income taxes on any taxable income not distributed to Unitholders. Subsequent to Conversion on or before January 1, 2011, the Fund will be subject to current income taxes on all of its taxable income. If the Fund’s equity capital grows beyond certain dollar limits prior to January 1, 2011, the Fund would become a SIFT and would commence in that year being subject to tax on income distributed. The Fund expects that its income distributed will not be subject to tax prior to 2011 and intends to distribute all its taxable income earned prior to then. Accordingly, the Fund has not provided for future income taxes on its temporary differences, and those of its flow-through subsidiary trust and partnerships are expected to reverse prior to 2011 as it is considered tax-exempt for accounting purposes. The tax basis of the assets and liabilities of the Fund related to such temporary differences expected to reverse before 2011 exceed the financial statement carrying amounts by approximately $138,410 (2009 – $283,339), reflecting future tax deductions in excess of future taxable amounts.

The Fund has recognized future income taxes for the temporary differences between the carrying amount and tax values of assets and liabilities in respect of the proportion of the Fund’s income taxed directly to the Unitholders that are expected to reverse in or after 2011. A valuation allowance has been provided against future tax assets of certain subsidiaries where the Fund has determined that it is more likely than not that those future tax assets will not be realized in the foreseeable future. The valuation allowance may be reduced in future periods if the Fund determines that it is more likely than not that all or a portion of those future tax assets will be realized.

Canadian-based corporate subsidiaries are subject to tax on their taxable income at a rate of 33% (2009 – 33%). U.S.-based corporate subsidiaries are subject to tax on their taxable income at a rate of 40% (2009 – 40%).

At March 31, 2010, the U.S. subsidiaries of Just Energy do not have operating losses carryover for tax purposes (2009 – $3,147).

72    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the difference between the income taxes that would result solely by applying statutory tax rates to the pre-tax income for Just Energy and the income tax provision in the financial statements.

	2010	2009
Income (loss) before income tax	$127,588	$(1,164,991)

Income tax expense at the combined basic rate of 33% (2009 – 33%)	42,104	(384,448)
Taxes on income attributable to Unitholders	(42,045)	(49,294)
Unrecognized tax benefit on mark to market losses on derivative instruments	—	385,070
Recognized tax benefit on mark to market losses on derivative instruments	—	—
Tax impact of corporate reorganization	—	(3,729)
Benefit of U.S. tax losses and other tax assets not previously recognized	(100,459)	(5,199)
Non-deductible expenses	140	140

Recovery of income tax	$(100,260)	$(57,460)

Components of Just Energy’s income tax recovery are as follows:

	2010	2009
Income tax provision	$19,253	$3,861
Amount credited to Unitholders’ equity	2,501	2,767

Current income tax provision	21,754	6,628
Future tax recovery	(122,014)	(64,088)

Recovery of income tax	$(100,260)	$(57,460)

Components of the Fund’s net future income tax asset are as follows:

	2010	2009
Partnership income deferred for tax purposes and book carrying amount of investments in partnerships in excess of tax cost	$(483)	$(598)
Excess of book basis over tax basis on customer contracts	(84,840)	—
Excess of tax basis over book basis for U.S. operations	28,339	13,037
Mark to market losses on derivative instruments	245,237	140,047

	188,253	152,486
Less: valuation allowance	80,693	152,486

Future income tax assets (net)	$107,560	$—

NOTE	10 ACCUMULATED OTHER COMPREHENSIVE INCOME

2010	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	26,626	—	26,626
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $34,339	—	(169,223)	(169,223)

	$28,584	$193,385	$221,969

2009	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$3,864	$36,925	$40,789
Unrealized foreign currency translation adjustment	(1,906)	—	(1,906)
Unrealized gains on derivative instruments designated as cash flow hedges prior to July 1, 2008, net of income taxes of $89,256	—	498,654	498,654
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $38,805	—	(172,971)	(172,971)

	$1,958	$362,608	$364,566

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE	11 UNITHOLDERS’ CAPITAL

Trust units of the Fund

An unlimited number of units may be issued. Each unit is transferable, voting and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

The Fund intends to make distributions to its Unitholders based on the cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expense of the Fund, amount which may be paid by the Fund in connection with any cash redemptions or repurchases of units and any other amount that the Board of Directors considers necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month, excluding any Special Distributions.

Class A preference shares of Just Energy Corp. (“JEC”)

The terms of the unlimited Class A preference shares of JEC are non-voting, non-cumulative and exchangeable into trust units in accordance with the JEC shareholders’ agreement as restated and amended, with no priority on dissolution. Pursuant to the amended and restated Declaration of Trust which governs the Fund, the holders of Class A preference shares are entitled to vote in all votes of Unitholders as if they were the holders of the number of units that they would receive if they exercised their shareholder exchange rights. Class A preference shareholders have equal entitlement to distributions from the Fund as Unitholders.

Exchangeable Shares of JEEC

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of UEG pursuant to the Arrangement. Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share of JEEC, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit.

	2010		2009
Issued and outstanding	Units/Shares		Units/Shares
Trust units
Balance, beginning of year	106,138,523	$385,294	102,152,194	$341,337
Options exercised	—	—	355,000	4,840
Unit based awards exercised/exchanged	49,078	682	65,036	938
Distribution reinvestment plan	1,554,074	20,036	1,697,394	18,863
Units issued	—	—	1,336,115	22,313
Units cancelled	—	—	(909,700)	(6,603)
Exchanged from Exchangeable Shares	16,583,632	187,063	—	—
Exchanged from Class A preference shares	—	—	1,442,484	3,606

Balance, end of year	124,325,307	593,075	106,138,523	385,294

Class A preference shares Balance, beginning of year	5,263,728	13,160	6,706,212	16,766
Exchanged into units	—	—	(1,442,484)	(3,606)

Balance, end of year	5,263,728	13,160	5,263,728	13,160

Exchangeable Shares Balance, beginning of year	—	—	—	—
Exchangeable Shares issued	21,271,804	239,946	—	—
Exchanged into units	(16,583,632)	(187,063)	—	—

Balance, end of year	4,688,172	52,883	—	—

Unitholders’ capital, end of year	134,277,207	$659,118	111,402,251	$398,454

74    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Distribution reinvestment plan

Under the Fund’s distribution reinvestment plan (“DRIP”), Unitholders holding a minimum of 100 units can elect to receive their distributions (both regular and special) in units rather than cash at a 2% discount to the simple average closing price of the units for five trading days preceding the applicable distribution payment date, providing the units are issued from treasury and not purchased on the open market.

Units cancelled

During the prior fiscal year, the Fund obtained approval from its Board of Directors to make a normal course issuer bid to purchase up to 9,000,000 units, for the 12-month period commencing November 21, 2008, and ending November 20, 2009. A maximum of 44,754 units could be purchased during any trading day. No units were purchased and cancelled during the year. During the prior fiscal year, the Fund purchased and cancelled 909,700 units for a cash consideration of $6,603.

Units issued

During the year ended March 31, 2010, the Fund issued 16,583,632 units relating to the exchange of Exchangeable Shares. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of Universal Energy Group Ltd.

During the prior comparable year, the Fund issued 1,336,115 units relating to a portion of the Special Distribution declared on December 31, 2007, payable in units.

NOTE 12	UNIT BASED COMPENSATION PLANS

(a)	Unit option plan

The Fund grants awards under its 2001 unit option plan to directors, officers, full-time employees and service providers (non-employees) of Just Energy. In accordance with the unit option plan, the Fund may grant options to a maximum of 11,300,000 units. As at March 31, 2010, there were 961,666 options still available for grant under the plan. Of the options issued, 352,500 options remain outstanding at year-end. The exercise price of the unit options equals the closing market price of the Fund’s units on the last business day preceding the grant date. The unit options will vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

A summary of the changes in the Fund’s option plan during the year and status at March 31, 2010, is outlined below.

	Outstanding options	Range of exercise prices	Weighted average exercise price[1]

Balance, beginning of year	555,500	$11.25 – $ 18.70	$15.88
Granted	—	—	—
Forfeited/cancelled	203,000	$12.69 – $ 18.70	15.82
Exercised	—	—	—

Balance, end of year	352,500	$15.09 – $ 17.47	$15.92

[1]	The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2010	Options outstanding		Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

Range of exercise prices
$15.09 – $15.63	267,500	0.49	$15.53	200,000	$15.63
$16.65 – $17.47	85,000	1.20	17.13	51,000	17.13

Balance, end of year	352,500	0.66	$15.92	251,000	$15.94

2009	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

Range of exercise prices
$12.69 – $15.63	330,500	1.95	$15.05	158,700	$15.55
$15.90 – $18.70	225,000	1.76	17.10	154,000	17.08

Balance, end of year	555,500	1.88	$15.88	312,700	$16.30

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Options available for grant	2010	2009

Balance, beginning of year	758,666	698,666
Add: Cancelled/forfeited during the year	203,000	110,000
Less: Granted during the year	—	(50,000)

Balance, end of year	961,666	758,666

The Fund uses a binomial option pricing model to estimate the fair values. The binomial model was chosen because of the yield associated with the units. Fair values of employee unit options are estimated at grant date. Fair values of non-employee unit options are estimated and revalued each reporting period until a measurement date is achieved. The following weighted average assumptions have been used in the valuation for fiscal 2009:

Risk-free rate	3.13%
Expected volatility	27.31%
Expected life	5 years
Expected distributions	$1.24 per year

(b)	Unit appreciation rights

The Fund grants awards under its 2004 unit appreciation rights (“UARs”) plan to senior officers, employees and service providers of its subsidiaries and affiliates in the form of fully paid UARs. On June 25, 2009, the Unitholders of the Fund approved a 1,000,000 increase in the number of UARs available for grant. After this increase, in accordance with the unit appreciation rights plan, the Fund may grant UARs to a maximum of 3,000,000. As at March 31, 2010, there were 74,472 (2009 – 374,668) UARs still available for grant under the plan. Of the UARs issued, 2,640,723 UARs remain outstanding at March 31, 2010. Except as otherwise provided (i) the UARs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the UAR grantee continues as a senior officer, employee or service provider of the Fund or any affiliate thereof; (ii) the UARs expire no later than ten years from the grant date; (iii) a holder of UARs is entitled to distributions as if a UAR were a unit; and (iv) when vested, the holder of a UAR may exchange one UAR for one unit.

UARs available for grant	2010	2009
Balance, beginning of year	374,668	804,170
Less: Granted during the year	(1,307,192)	(455,215)
Add: Increase in UARs available for grant	1,000,000	—
Add: Cancelled/forfeited during the year	6,996	25,713

Balance, end of year	74,472	374,668

76    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred unit grants

The Fund grants awards under its 2004 Directors’ deferred compensation plan to all independent directors on the basis each director is required to annually receive $15 of his or her compensation entitlement in deferred unit grants (“DUGs”), and may elect to receive all or any portion of the balance of his annual compensation in DUGs. The holders of DUGs are also granted additional DUGs on a monthly basis equal to the monthly distribution paid to Unitholders of the Fund. On June 25, 2009, the Unitholders of the Fund approved a 100,000 increase in the number of DUGs available for grant. After this increase, in accordance with the deferred compensation plan, the Fund may grant DUGs to a maximum of 200,000. The DUGs vest on the earlier of the date of the director’s resignation or three years following the date of grant and expire ten years following the date of grant. As of March 31, 2010, there were 108,248 (2009 – 31,568) DUGs available for grant under the plan. Of the DUGs issued, 84,138 DUGs remain outstanding at March 31, 2010.

DUGs available for grant	2010	2009
Balance, beginning of year	31,568	56,537
Add: Increase in DUGS available for grant	100,000	—
Less: Granted during the year	(23,320)	(24,969)

Balance, end of year	108,248	31,568

(d)	Contributed surplus

Amounts credited to contributed surplus include unit based compensation awards, UARs and DUGs. Amounts charged to contributed surplus are awards exercised during the year.

Contributed surplus	2010	2009
Balance, beginning of year	$14,671	$12,004
Add: Unit based compensation awards	4,754	4,098
Non-cash deferred unit grant distributions	89	55
Less: Unit based awards exercised	(682)	(1,486)

Balance, end of year	$18,832	$14,671

Total amounts credited to Unitholders’ capital in respect of unit options and deferred unit grants exercised or exchanged during the year ended March 31, 2010, amounted to $682 (2009 – $5,778).

Cash received from options exercised for the year ended March 31, 2010, amounted to $nil (2009 – $4,293).

NOTE 13	FINANCIAL INSTRUMENTS

(a)	Fair value

The Fund has a variety of gas and electricity supply contracts that are captured under CICA Handbook Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on the Fund’s derivative instruments are recorded on a single line on the consolidated Statements of Operations. Due to the commodity volatility and size of the Fund, the quarterly swings in mark to market on these positions will increase the volatility in the Fund’s earnings.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the year ended March 31, 2010:

	For the year ended March 31, 2010	For the year ended March 31, 2010 (USD)		For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Change in fair value of derivative instruments
Canada
Fixed-for-floating electricity swaps (i)	$5,041	$	n/a	$223,191	$	n/a
Renewable energy certificates (ii)	(480)		n/a	527		n/a
Verified emission-reduction credits (iii)	(9)		n/a	—		n/a
Options (iv)	(1,593)		n/a	(4,847)		n/a
Physical gas forward contracts (v)	70,568		n/a	771,300		n/a
Transportation forward contracts (vi)	21,353		n/a	(5,059)		n/a

United States
Fixed-for-floating electricity swaps (vii)	11,295		11,761	96,031		84,666
Physical electricity forwards (viii)	2,332		4,737	130,911		116,116
Unforced capacity forward contracts (ix)	(423)		(274)	5,249		4,730
Unforced capacity physical contracts (x)	563		544	—		—
Renewable energy certificates (xi)	1,856		1,744	(104)		(68)
Verified emission-reduction credits (xii)	644		604	8		–
Options (xiii)	1,082		879	790		1,068
Physical gas forward contracts (xiv)	(30,742)		(25,350)	336,831		299,516
Transportation forward contracts (xv)	1,303		1,287	(6,252)		(4,992)
Heat rate swaps (xvi)	(4,264)		(3,965)	(251)		(228)
Fixed financial swaps (xvii)	34,201		33,370	(242)		(191)
Foreign exchange forward contracts (xviii)	3,322		n/a	978		n/a
Other
Amortization of deferred unrealized gains of discontinued hedges	(203,562)		n/a	(211,776)		n/a
Amortization of derivative financial instruments related to Universal acquisition	88,795		n/a	—		n/a

Change in fair value of derivative instruments	$1,282			$1,337,285

78    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates (gains)/losses representing the ineffective portion of the Fund’s designated hedges prior to July 1, 2008, recorded against other assets and other liabilities with their offsetting values recorded in change in fair value of derivative instruments:

	For the year ended March 31, 2010	For the year ended March 31, 2010 (USD)		For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Change in fair value of derivative instruments
Canada
Fixed-for-floating electricity swaps (i)	$—	$	n/a	$(476)	$	n/a

United States
Fixed-for-floating electricity swaps (vii)	—		—	167		164

Change in fair value of derivative instruments	$—			$(309)

Total change in fair value of derivative instruments	$1,282			$1,336,976

The following table illustrates (gains)/losses to the Fund’s designated hedges prior to July 1, 2008, recorded against other assets and other liabilities with their offsetting values recorded in other comprehensive income:

Other comprehensive income	For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Canada
Fixed-for-floating electricity swaps (i)	$(75,354)	$	n/a
Renewable energy certificates (ii)	—		n/a
Verified emission-reduction credits (iii)	—		n/a
Options (iv)	—		n/a
Physical gas forward contracts (v)	(313,071)		n/a
Transportation forward contracts (vi)	(5,958)		n/a

United States
Fixed-for-floating electricity swaps (vii)	(40,473)		(39,808)
Physical electricity forwards (viii)	(30,573)		(30,071)
Unforced capacity forward contracts (ix)	(4,743)		(4,665)
Renewable energy certificates (xi)	—		—
Verified emission-reduction credits (xii)	—		—
Options (xiii)	—		—
Physical gas forward contracts (xiv)	(124,760)		(122,711)
Transportation forward contracts (xv)	7,022		6,907
Heat rate swaps (xvi)	—		—
Fixed financial swaps (xvii)	—		—
Foreign exchange forward contracts (xviii)	—		—
Amortization of deferred unrealized gains of discontinued hedges	(4,550)		—

Other comprehensive income	$(592,460)

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439

United States
Fixed-for-floating electricity swaps (vii)	—	—	31,291	30,464
Physical electricity forwards (viii)	—	—	38,015	39,035
Unforced capacity forward contracts (ix)	523	102	445	9
Unforced capacity physical contracts (x)	33	146	731	—
Renewable energy certificates (xi)	107	130	918	945
Verified emission-reduction credits (xii)	—	—	167	447
Options (xiii)	—	—	912	915
Physical gas forward contracts (xiv)	—	—	96,938	75,142
Transportation forward contracts (xv)	—	—	1,265	2,262
Heat rate swaps (xvi)	654	3,605	—	—
Fixed financial swaps (xvii)	—	—	21,720	16,767
Foreign exchange forward contracts (xviii)	277	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2009:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$149,476	$158,289
Renewable energy certificates (ii)	94	251	—	23
Options (iv)	792	23	237	997
Physical gas forward contracts (v)	—	—	198,329	103,734
Transportation forward contracts (vi)	787	2,160	927	163

United States
Fixed-for-floating electricity swaps (vii)	—	—	34,997	24,577
Physical electricity forwards (viii)	—	—	48,242	41,456
Unforced capacity forward contracts (ix)	19	213	366	—
Renewable energy certificates (xi)	57	191	19	48
Options (xiii)	395	—	204	1,349
Physical gas forward contracts (xiv)	—	—	84,010	69,627
Transportation forward contracts (xv)	4	—	961	1,457
Heat rate swaps (xvi)	72	1,171	956	—
Fixed financial swaps (xvii)	—	869	628	—
Foreign exchange forward contracts (xviii)	3,324	275	—	—

As at March 31, 2009	$5,544	$5,153	$519,352	$401,720

80    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes financial instruments classified as held-for-trading as at March 31, 2010, to which the Fund has committed:

Contract type	Notional volume		Total remaining volume	Maturity date	Fixed price		Fair value favourable/ (unfavourable)			Notional value
Canada
(i) Fixed-for-floating electricity swaps*		0.0001–50 MWh	12,873,605 MWh	April 30, 2010 – March 1, 2016		$23.00–$128.13		$(457,483)			$933,845
(ii) Renewable energy certificates		10–90,000 MWh	1,210,017 MWh	December 31, 2010 – December 31, 2014		$3.00–$26.00		$802			$7,604
(iii) Verified emission- reduction credits		2,000–55,000 tonnes	505,000 tonnes	December 31, 2010 – December 31, 2014		$9.34–$11.50		$9			$5,236
(iv) Options		46–40,500 GJ/month	5,590,040 GJ	April 30, 2010 – February 28, 2014		$6.35–$12.40		$1,173			$10,234
(v) Physical gas forward contracts		5–16,862 GJ/day	145,443,234 GJ	April 30, 2010 – June 30, 2015		$3.31–$10.00		$(440,233)			$1,133,277
(vi) Transportation forward contracts		11–465,000 GJ/day	69,017,645 GJ	April 30, 2010 – May 31, 2015		$0.01–$1.57		$(19,499)			$52,657

United States
(vii) Fixed-for-floating electricity swaps*		0.10–28 MWh	2,271,140 MWh	April 30, 2010 – March 31, 2015	$ (US$	37.83–$138.91 37.25–$136.75)	$ (US$	(61,755 (60,794	) ))	$ (US$	184,587 181,716)
(viii) Physical electricity forwards		1–33 MWh	4,813,387 MWh	April 30, 2010 – January 31, 2015	$ (US$	30.98–$111.99 30.50–$110.25)	$ (US$	(77,050 (75,852	) ))	$ (US$	299,561 294,902)
(ix) Unforced capacity forward contracts		5–35 MWCap	1,275 MWCap	April 30, 2010 – November 30, 2012	$ (US$	3,047–$8,126 3,000–$8,000)		$171 (US$168)		$ (US$	6,806 6,700)
(x) Unforced capacity physical contracts		10–60 MWCap	2,065 MWCap	April 30, 2010 – May 31, 2014	$ (US$	1,016–$3,017 1,000–$2,970)	$ (US$	(552 543	) )	$ (US$	6,028 5,934)
(xi) Renewable energy certificates		2,200–110,000 MWh	2,030,265 MWh	December 31, 2010 – December 31, 2014	$ (US$	1.63–$22.86 1.60–$22.50)	$ (US$	(1,626 (1,601	) ))	$ (US$	14,147 13,927)
(xii) Verified emission- reduction credits		10,000–50,000 tonnes	615,000 tonnes	December 31, 2010 – December 31, 2014	$ (US$	6.45–$8.89 6.35–$8.75)	$ (US$	(614 (604	) ))	$ (US$	4,770 4,696)
(xiii) Options		5–120,000 mmBTU/month	6,236,595 mmBTU	April 30, 2010 – December 31, 2014	$ (US$	6.50–$14.02 6.40–$13.80)	$ (US$	(1,827 (1,799	) ))	$ (US$	9,774 9,622)
(xiv) Physical gas forward contracts		5–22,970 mmBTU/day	53,078,540 mmBTU	April 1, 2010 – July 31, 2014	$ (US$	3.76–$12.07 3.70–$11.88)	$ (US$	(172,080 (169,403	) ))	$ (US$	458,177 451,050)
(xv) Transportation forward contracts		35–9,300 mmBTU/day	41,137,356 mmBTU	April 1, 2010 – March 31, 2015	$ (US$	0.01–$0.61 0.01–$0.60)	$ (US$	(3,527 (3,472	) ))	$ (US$	(33,738 33,213	) )
(xvi) Heat rate swaps		1–30 MWh	2,991,002 MWh	April 30, 2010 – February 28, 2015	$ (US$	26.98–$70.99 26.56–$69.89)	$ (US$	4,259 4,193)		$ (US$	133,444 131,368)
(xvii) Fixed financial swap		100–7,700 mmBTU/day	36,033,542 mmBTU	April 30, 2010 – March 31, 2015	$ (US$	4.00–$7.83 3.94–$7.71)	$ (US$	(38,487 (37,888	) ))	$ (US$	238,550 234,840)
(xviii) Foreign exchange forward contracts**	$ (US$	1,981–$2,258 2,000)	n/a	April 7, 2010 – April 7, 2010		$0.9905–$1.1289		$277		$ (US$	4,063 4,000)

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load-shaped fixed-for-floating contracts in the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

**	Hedge accounting was applied to most of these forwards up to September 30, 2006. However, the hedge was de-designated and a loss of $195 for the year ended March 31, 2007, was recorded in other liabilities. As the required hedge accounting effectiveness was achieved for certain quarters of fiscal 2007, a $1,933 gain was deferred and recorded in AOCI and is being recognized in the Statement of Operations over the remaining term of each hedging relationship. The term expires in April 2010.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the nature of financial assets and liabilities recorded in the financial statements for the year ended March 31, 2010.

	March 31, 2010		March 31, 2009
	Loss on cash flow hedges transferred from Other Comprehensive Income to the Statement of Operations	Unrealized gain recorded in Other Comprehensive Income	Loss on cash flow hedges transferred from Other Comprehensive Income to the Statement of Operations	Unrealized gain recorded in Other Comprehensive Income

Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$(19,208)	$94,562
Physical gas forward contracts and transportation forward contracts (v)	—	—	(135,808)	454,838

United States
Fixed-for-floating electricity swaps (vii)	—	—	(13,826)	54,299
Physical electricity contracts (viii)	—	—	(30,659)	61,232
Unforced capacity forward contracts (ix)	—	—	—	4,743
Physical gas forward contracts and transportation forward contracts (xiii)	—	—	(26,184)	143,922
Amortization of deferred unrealized gains of discontinued hedges	(203,562)	—	(211,776)	—

Total realized and unrealized gains/(losses)	$(203,562)	$—	$(437,461)	$813,596

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of $120,204.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the financial statements.

In Illinois, Texas, Pennsylvania, Maryland, California and Alberta, Just Energy assumes the credit risk associated with cash collection from its customers. Credit review processes have been put in place for these markets where Just Energy has credit risk to manage the customer default rate. If a significant number of customers were to default on their payments, it could have a material adverse effect on Just Energy’s operations and cash flow. Management factors default from credit risk in its margin expectations for these markets.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed for floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominately NYMEX), 2) Basis, and 3) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The main cause of changes in fair value of derivative instruments is the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the fair value hierarchy as at March 31, 2010:

	March 31, 2010
	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	$78,782	$—	$—	$78,782
Loans and receivable	348,892	—	—	348,892
Derivative financial assets	—	—	7,730	7,730

Financial liabilities
Derivative financial liabilities	—	(38,487)	(1,237,285)	(1,275,772)
Other financial liabilities	(543,034)	—	—	(543,034)

Total net derivative liabilities	$(115,360)	$(38,487)	$(1,229,555)	$(1,383,402)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the fair value hierarchy for the year ended March 31, 2010:

March 31, 2010
Opening balance, April 1, 2009	$(908,100)
Total gain/(losses) – Net income	(433,577)
Purchases	(402,608)
Sales	2,653
Settlements	512,077
Transfer out of Level 3	—

Closing balance, March 31, 2010	$(1,229,555)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at fair value or amortized cost:

	As at March 31, 2010
	Carrying amount	Fair value
Cash and restricted cash	$78,782	$78,782
Accounts receivable	348,892	348,892
Other assets	7,730	7,730
Bank indebtedness, accounts payable and accrued liabilities and unit distribution payable	248,368	248,368
Long-term debt	294,666	302,689
Other liabilities	1,275,772	1,275,772

	For the years ended
	2010	2009
Interest expense on financial liabilities not held-for-trading	$16,134	$3,857

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and unit distribution payable approximate their fair value due to their short-term liquidity.

The carrying value of the long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate with the exception for the JEEC convertible debenture which is fair valued based on market.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Management of risks arising from financial instruments

The risks associated with the Fund’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which the Fund is exposed are discussed below:

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s earnings is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s earnings. Due to its growing operations in the U.S. and recent acquisition of UEG, Just Energy expects to have a greater exposure in the future to U.S. fluctuations than in prior years.

The Fund may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect operating results.

With respect to translation exposure, as at March 31, 2010, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the year ended March 31, 2010, would have been $662 lower/higher and other comprehensive income would have been $8,146 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Fund’s exposure to interest rate risk is relatively immaterial and temporary in nature. As such, the Fund does not believe that this long-term debt exposes it to material financial risks and has determined that there is no need to set out parameters to actively manage this risk.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before taxes for the year ended March 31, 2010, of approximately $421.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand in Canadian dollars and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above-market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – All derivative financial instruments

As at March 31, 2010, if the energy prices including natural gas, electricity, green natural gas credits and green electricity certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2010, would have increased (decreased) by $188,537 ($187,592) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at March 31, 2010, if the energy prices including natural gas, electricity, green natural gas credits and green electricity certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2010, would have increased (decreased) by $170,287 ($169,495) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Changes in energy prices will not significantly impact the Fund’s gross margin.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California and Maryland, Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at March 31, 2010, accounts receivables from the above markets with a carrying value of $20,239 (March 31, 2009 –$17,022) were past due but not impaired. As at March 31, 2010, the aging of the accounts receivables from the above markets was as follows:

Current	$44,531
1–30 days	13,873
31–60 days	4,598
61–90 days	1,768
Over 90 days	3,973

$68,743

For the year ended March 31, 2010, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of year	$8,657
Provision for doubtful accounts	17,939
Bad debts written off	(14,880)
Others	(1,866)

Balance, end of year	$9,850

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated distributions. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEC. The Risk Office and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2010, the maximum counterparty credit risk exposure amounted to $76,473, representing the risk relating to its derivative financial assets and accounts receivable.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Fund manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Fund’s financial liabilities at March 31, 2010:

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Accounts payable and accrued liabilities and unit distribution payable	$240,132	$240,132	$240,132	$—	$—	$—
Bank indebtedness	8,236	8,236	8,236	—	—	—
Long-term debt	294,666	301,249	62,829	120,475	117,945	—
Derivative instruments:
Cash outflow	1,275,772	3,533,371	1,494,003	1,621,623	415,680	2,065

	$1,818,806	$4,082,988	$1,805,200	$1,742,098	$533,625	$2,065

In addition to the amounts noted above, at March 31, 2010, net interest payments over the life of the long-term debt and bank credit facility are:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$16,040	$24,466	$12,260	$1,546

(iv) Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $672 to accommodate for its counterparties’ risk of default.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE  14 CAPITAL DISCLOSURE

Just Energy defines capital as Unitholders’ equity (excluding accumulated other comprehensive income) and long-term debt. The Fund’s objectives when managing capital are to maintain flexibility between:

(a) enabling it to operate efficiently;

(b) providing liquidity and access to capital for growth opportunities; and

(c) providing returns and generating predictable cash flow for distribution to Unitholders.

The Fund manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable profitable growth. The Fund’s capital management objectives have remained unchanged from the prior year. The Fund is not subject to any externally imposed capital requirements other than financial covenants in its credit facilities and as at March 31, 2010 and 2009, all of these covenants had been met.

NOTE 15 INCOME (LOSS) PER UNIT

	2010	2009
Basic income (loss) per unit
Net income (loss) available to Unitholders	$231,496	$(1,107,473)

Weighted average number of units outstanding	117,674,000	104,841,000
Weighted average number of Class A preference shares	5,264,000	5,623,000
Weighted average number of Exchangeable Shares	5,028,000	—

Basic units and shares outstanding	127,966,000	110,464,000

Basic income (loss) per unit	$1.81	$(10.03)

Diluted income (loss) per unit[1]
Net income (loss) available to Unitholders	$231,496	$(1,107,473)

Basic units and shares outstanding	127,966,000	110,464,000

Dilutive effect of:
Unit options	—	—
Unit appreciation rights	1,392,000	—
Deferred unit grants	71,000	—
Convertible debentures	—	—

Units outstanding on a diluted basis	129,429,000	110,464,000

Diluted income (loss) per unit	$1.79	$(10.03)

[1]

Conversion of convertible debentures is anti-dilutive to income per unit for the year ended March 31, 2010. Conversion of unit options, unit appreciation rights and deferred unit grants are anti-dilutive to income (loss) for the year ended March 31, 2009.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segment have operations in both Canada and United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments:

	Gas and electricity marketing		Ethanol	Home services
2010	Canada	United States	Canada	Canada	Consolidated
Sales – gas	$788,661	$425,975	$—	$—	$1,214,636
Sales – electricity	637,580	381,674	—	—	1,019,254
Ethanol	—	—	56,455	—	56,455
Home services	—	—	—	8,886	8,886

Sales	$1,426,241	$807,649	$56,455	$8,886	$2,299,231

Gross margin	$231,147	$172,627	$4,510	$7,049	$415,333
Amortization of property, plant and equipment	(5,768)	(262)	(1,079)	(788)	(7,897)
Amortization of intangible assets	(34,959)	(22,402)	–	(1,187)	(58,548)
Other operating expenses	(68,156)	(121,394)	(9,089)	(8,760)	(207,399)

Income before the undernoted	122,264	28,569	(5,658)	(3,686)	141,489
Interest expense	9,079	1,130	5,107	818	16,134
Change in fair value of derivative instruments	37,058	(35,776)	—	—	1,282
Other income	(3,122)	(82)	(311)	—	(3,515)
Non-controlling interest	—	—	(3,593)	(55)	(3,648)
Provision for (recovery of) income tax	(123,113)	24,415	—	(1,562)	(100,260)

Net income (loss)	$202,362	$38,882	$(6,861)	$(2,887)	$231,496

Additions to capital assets	$11,267	$797	$4,599	$24,544	$41,207

Total goodwill	$138,905	$31,053	$—	$7,929	$177,887

Total assets	$727,395	$373,180	$161,028	$91,492	$1,353,095

		Gas and electricity marketing
2009	Canada	United States	Consolidated
Sales – gas	$814,275	$343,889	$1,158,164
Sales – electricity	518,388	222,661	741,049

Sales	$1,332,663	$566,550	$1,899,213

Gross margin	$231,720	$91,096	$322,816
Amortization of gas contracts	710	—	710
Amortization of electricity contracts	178	2,706	2,884
Amortization of capital assets	4,660	440	5,100
Other operating expenses	89,889	55,995	145,884

Income before the undernoted	136,283	31,955	168,238
Interest expense	2,479	1,378	3,857
Change in fair value of derivative instruments	872,402	464,574	1,336,976
Other income	(7,574)	(30)	(7,604)
Non-controlling interest	(58)	—	(58)
Recovery of income tax	(1,971)	(55,489)	(57,460)

Net loss	$(728,995)	$(378,478)	$(1,107,473)

Additions to capital assets	$6,169	$176	$6,345

Total goodwill	$94,576	$22,485	$117,061

Total assets	$368,873	$166,882	$535,755

88    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE17 GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, the Fund and/or the Fund’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require the Fund and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $69,174.

NOTE 18 COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

	Premises and equipment leasing	Grain production contracts	Master Services Agreement with EPCOR	Long-term gas and electricity contracts with various suppliers
2011	$8,084	$36,059	$12,132	$1,494,003
2012	6,186	19,720	8,088	1,001,759
2013	4,357	1,718	—	619,864
2014	3,026	396	—	323,362
2015	2,304	—	—	92,318
Thereafter	4,828	—	—	2,065

	$28,785	$57,893	$20,220	$3,533,371

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

NOTE 19 CONTINGENCIES

The State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FREC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging the FREC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2010.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010      89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2010	2009
Changes in:
Accrued gas accounts payable	$(26,286)	$2,857
Unbilled revenues	36,986	(10,480)
Gas delivered in excess of consumption	(8,508)	—
Deferred revenue	8,357	—
Other	—	—

	$10,549	$(7,623)

NOTE 21 CHANGES IN NON-CASH WORKING CAPITAL

	2010	2009
Accounts receivable	$(60,021)	$(17,251)
Gas in storage	2,430	(1,288)
Inventory	(41)	(229)
Prepaid expenses	25,869	381
Accounts payable and accrued liabilities	5,931	18,989
Corporate taxes payable (recoverable)	(8,303)	4,447
Other	(1,388)	1,132

	$(35,523)	$6,181

NOTE 22 COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

NOTE 23 SUBSEQUENT EVENT

On May 7, 2010, Just Energy completed the acquisition of all of the common shares of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”) with an effective date of May 1, 2010. Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market.

In order to fund the purchase for the acquisition and related costs, Just Energy has entered into an agreement to sell to a syndicate of underwriters $330 million aggregate principal amount of 6.00% Convertible Extendible Unsecured Subordinated Debentures (the “Convertible Debentures”). The Convertible Debentures will bear interest at a rate of 6.00% per annum payable semi-annually in arrears on June 30 and December 31.

The consideration for the acquisition will be approximately US$304.2 million, subject to customary working capital adjustments, payable as to US$295.0 million in cash at closing and a post-closing deferred payment of US$9.2 million, payable in four equal quarterly instalments during the first year following closing. Just Energy anticipates that associated transaction and financing costs will bring the total purchase cost to approximately $330 million.

90    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

CORPORATE INFORMATION

Head office	For financial information, contact:	For further information, contact:
Just Energy Income Fund First Canadian Place 100 King Street West Suite 2630, P.O. Box 355 Toronto, ON M5X 1E1	Beth Summers, C.A. Chief Financial Officer 905-795-4206	Rebecca MacDonald Executive Chair 416-367-2872

Ken Hartwick, C.A.
Chief Executive Officer and President 905-795-3557

Auditors	Transfer Agent and Registrar	Shares listed
KPMG LLP Toronto, ON Canada	Computershare Investor Services Inc. 100 University Avenue Toronto, ON M5J 2Y1	Toronto Stock Exchange Trading symbol: JE.UN

Annual General Meeting
Tuesday, June 29, 2010 3:00 p.m. TSX Broadcast Centre 130 King Street West Toronto, ON

Concept and Design: THE WORKS www.worksdesign.com Executive Photography: Matthew Plexman

www.justenergy.com

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